Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

SKIPPER LIMITED,

SKIPPER ACQUISITION CORPORATION

and

ASIAINFO-LINKAGE, INC.

Dated as of May 12, 2013

i

Exhibits

Exhibit A – Certificate of Incorporation

Company Disclosure Schedule

Parent Disclosure Schedule

AGREEMENT AND PLAN OF MERGER, dated as of May 12, 2013 (this “Agreement”), among Skipper Limited, a Cayman Islands exempted company with limited liability (“Parent”), Skipper Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and AsiaInfo-Linkage, Inc., a Delaware corporation (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, Parent, Merger Sub and the Company have agreed to enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Corporation (the “Merger”);

WHEREAS, the Company Board, acting upon the recommendation of the Special Committee, has (a) determined that the Merger is advisable and fair to, and in the best interests of, the Company and its stockholders (other than the holders of the Excluded Shares), (b) approved this Agreement and declared its advisability and (c) resolved to recommend the adoption of this Agreement by the stockholders of the Company and directed that this Agreement be submitted for consideration by the stockholders of the Company at the Company Stockholders’ Meeting;

WHEREAS, the board of directors of each of Parent and Merger Sub has (a) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and consummation of the Transactions, including the Merger and (b) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, (a) the Rollover Stockholders have executed and delivered to Parent a rollover agreement, dated as of the date hereof, among the Rollover Stockholders, HoldCo, Parent and Merger Sub (together with the schedules and exhibits attached thereto, the “Rollover Agreement”), pursuant to which the Rollover Stockholders will contribute to Parent, subject to the terms and conditions therein, the Rollover Shares, and (b) the Voting Stockholders have executed and delivered to Parent a voting agreement, dated as of the date hereof, among such Voting Stockholders, HoldCo, Parent and Merger Sub, pursuant to which such Voting Stockholders agreed to vote their shares of the Company Common Stock in favor of the adoption of this Agreement (the “Voting Agreement”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the Company’s willingness to enter into this Agreement, Parent has delivered to the Company a limited guarantee or a similar agreement executed by the Sponsors or Affiliates thereof identified on Schedule A of the Parent Disclosure Schedule (“Guarantors”), dated as of the date hereof, in favor of the Company with respect to certain obligations of Parent and Merger Sub under this Agreement (collectively, the “Limited Guarantees”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.01 Certain Defined Terms. For purposes of this Agreement:

“2012 Balance Sheet” means the audited consolidated balance sheet of the Company and its consolidated Subsidiaries as at December 31, 2012, including the notes thereto.

“Acceptable Confidentiality Agreement” means an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) relating to (a) any merger, consolidation, business combination, reorganization, recapitalization or other similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction would hold less than 90% of the voting equity interests in the surviving or resulting entity of such transaction or the parent of such surviving or resulting entity; (b) any direct or indirect sale, lease, license, exchange, transfer or other disposition of assets or businesses (including by sale, lease, license, exchange, transfer or other disposition of any equity securities of any Subsidiary of the Company) that constitute or represent more than 10% of the fair market value of the assets of the Company and its Subsidiaries, taken as a whole, or to which more than 10% of the revenues of the Company and its Subsidiaries, taken as a whole, are attributable; (c) any sale, exchange, transfer or other disposition of more than 10% of any class of equity securities, or securities convertible into or exchangeable for equity securities, of the Company; (d) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person or group of Persons becoming the beneficial owner of more than 10% of the Shares; (e) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries that constitutes or represents more than 10% of the fair market value of the assets of the Company and its Subsidiaries, taken as a whole, or to which more than 10% of the revenues of the Company and its Subsidiaries, taken as a whole, are attributable; or (f) any combination of the foregoing types of transactions that would result in any Person or group of Persons beneficially owning assets that constitute or represent more than 10% of the fair market value of the assets of the Company and its Subsidiaries, taken as a whole, or to which more than 10% of the revenues of the Company and its Subsidiaries, taken as a whole, are attributable.

“Action” means any litigation, suit, claim, action, proceeding or investigation.

“Affiliate” of a Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person.

“Alternative Acquisition Agreement” means a letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement, option agreement or other contract, commitment or agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

“beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3 of the Exchange Act.

“Business Day” means any day other than a Saturday or Sunday and other than a day on which banks are not required or authorized to close in Beijing, Hong Kong or the City of New York.

“Buyer Group Contracts” means (a) the Rollover Agreement and the Additional Rollover Agreements (if any), (b) the Voting Agreement and (c) the Consortium Agreement, including all amendments thereto or modifications thereof.

“Buyer Group Parties” means, collectively, the parties to any of the Buyer Group Contracts, other than Parent and Merger Sub or any of their respective Affiliates.

“Closing Date” means the date on which the Closing occurs.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Board” means the board of directors of the Company.

“Company Common Stock” means the common stock, par value US$0.01 per share, of the Company.

“Company Disclosure Schedule” means the disclosure schedule dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub simultaneously with the signing of this Agreement.

“Company Financial Advisor” means Goldman Sachs (Asia) L.L.C., which, for purposes of this Agreement, the parties agree is an independent financial advisor of nationally recognized reputation.

“Company IT Assets” means all IT Assets owned, leased or licensed by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate together with all other Effects, (a) has had or would reasonably be expected to have a material adverse effect on the financial condition, results of operations, business, assets (tangible or intangible), properties or liabilities (including contingent liabilities) of the Company and its Subsidiaries, taken as a whole; provided, however, that no Effect (by itself or when aggregated or taken together with any and all other Effects) directly or indirectly arising out of or resulting from any of the following shall be (x) deemed to be or constitute a “Company Material Adverse Effect,” or (y) taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (i) changes or modifications in GAAP or regulatory accounting requirements or changes in Laws (or interpretations thereof) applicable to the Company or any of its Subsidiaries; (ii) changes in the industries or markets in which the Company or any of its Subsidiaries operates; (iii) changes in general business, economic, political or financial market conditions; (iv) changes in the financial, credit or securities markets in the U.S., the PRC or any other country or region in which the Company or any of its Subsidiaries has material business operations, including changes in interest rates, foreign exchange rates and sovereign credit ratings; (v) the public disclosure of this Agreement or the Transactions or the consummation of the Transactions or the announcement of the execution of this Agreement, including, without limitation, any stockholder litigation relating to this Agreement; (vi) any change in the price of the Shares or trading volume as quoted on NASDAQ (it being understood that the underlying cause of such change in stock price or trading volume may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); (vii) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God or natural disasters; (viii) actions or omissions taken with the prior written consent of or at the written request of the other parties hereto or expressly permitted or required to be taken by this Agreement; (ix) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); (x) any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its brokers, customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the Transactions or the announcement of any of the foregoing; except, in the case of the foregoing clauses (ii), (iii) and (iv), to the extent the impact of such Effect is disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its Subsidiaries operate, or (b) would reasonably be expected to prevent the consummation of the Transactions, other than any Effect solely arising out of or resulting from any action or omission taken by Parent, Merger Sub, any Buyer Group Party or any of their respective Affiliates (other than the Company and its Subsidiaries).

“Company Option” means an option to purchase Shares granted on a particular date at a specified exercise price and outstanding under a Company Stock Plan.

“Company Owned Intellectual Property Rights” means all Intellectual Property Rights owned or purported to be owned, either exclusively or jointly, by the Company or any of its Subsidiaries.

“Company Permits” means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, filings, clearances, exemptions, certificates, approvals and orders of any Governmental Authority necessary for each of the Company and its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted.

“Company Recommendation” means the recommendation of the Company Board that the stockholders of the Company adopt this Agreement.

“Company Restricted Stock Unit” means a restricted stock unit granted and outstanding under a Company Stock Plan.

“Company Stock Awards” means Company Options, Company Restricted Stock Units and other stock rights granted pursuant to the Company Stock Plans.

“Company Stockholder Approval” means the adoption of this Agreement at the Company Stockholders’ Meeting by the affirmative vote of the holders of a majority of the outstanding Shares.

“Company Stockholders’ Meeting” means the extraordinary meeting of the Company’s stockholders (including any adjournments or postponements thereof) to be held to consider adoption of this Agreement.

“Company Stock Plans” means the Company’s 2011 Stock Incentive Plan, 2008 Stock Incentive Plan, 2005 Stock Incentive Plan, 2002 Stock Option Plan and 2000 Stock Option Plan, each as amended and supplemented as of the date hereof.

“Confidentiality Agreement” means the amended and restated confidentiality agreement, dated May 21, 2012, between Power Joy (Cayman) Limited, an Affiliate of Parent, and the Company.

“Consortium Agreement” means the consortium agreement by and among the Sponsors and the other parties named therein, dated as of the date hereof.

“Contract” shall mean any note, bond, mortgage, indenture, Lease, license, permit, concession, franchise, contract, agreement, arrangement, plan or other instrument, right or obligation.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Effect” means any circumstance, event, change, effect or development.

“Encumbrances” means mortgages, pledges, liens, licenses, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties or restrictions of any kind, including any easement, reversion interest, right of way or other encumbrance to title, limitations on voting rights, or any option, right of first refusal or right of first offer.

“End Date” means February 12, 2014, which date shall be automatically extended to the date that is three months after such date, to the extent necessary to satisfy the condition set forth in Section 8.01(c) and so long as all other conditions have been satisfied or shall be capable of being satisfied.

“Environmental Laws” means any applicable Law or any Contract with any Governmental Authority relating to: (a) the protection of health, safety or the environment or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

“ERISA Affiliate” with respect to an entity means any other entity that, together with such first entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Expenses” means, with respect to any party hereto, all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to a party hereto and its Affiliates) actually incurred or accrued by such party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the solicitation of stockholder approvals, the filing of any required notices under applicable Law and all other matters related to the closing of the Merger and the other Transactions.

“Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any portion of the Financing, the Financing Documents, the Facility Agreement or other financings in connection with the Transactions, including the parties named in Section 5.08, and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, county, local or other government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Hazardous Substances” means any chemical, pollutant, waste or substance that is (a) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by-product, asbestos containing material, polychlorinated biphenyls or radioactive materials.

“HoldCo” means Skipper Holdings Limited, a Cayman limited company and the direct holder of all outstanding and issued share capital of Parent.

“HoldCo Share” means an ordinary share of Holdco.

“Indebtedness” means, with respect to any Person, without duplication: (a) all indebtedness of such Person, whether or not contingent, for borrowed money, including all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (b) all obligations of such Person for the deferred purchase of property or services; (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (d) all obligations of such Person as lessee under Leases that have been or should be, in accordance with GAAP, recorded as capital leases; (e) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; (f) all Indebtedness of others referred to in clauses (a) through (e) above guaranteed (or in effect guaranteed) directly or indirectly in any manner by such Person, and (g) all Indebtedness of others referred to in clauses (a) through (f) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property Rights” means any and all of the following, whether or not registered, and all rights therein, in all jurisdictions throughout the world: (a) inventions and improvements thereto, whether or not patentable, invention disclosures, patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) and industrial designs; (b) trademarks, service marks, trade dress, logos, domain names, rights of publicity, trade names, corporate names and all other source identifiers, and all goodwill associated therewith; (c) copyrights, including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by law, regardless of the medium of fixation or means of expression; (d) Software; (e) trade secrets and know-how; (f) databases and data collections; (g) any other type of intellectual property or intellectual property right; (h) registrations and applications for registration of any of the foregoing; and (i) rights to sue or recover and retain damages, costs and attorneys’ fees for past, present or future infringement, misappropriation or violation of any of the foregoing.

“Intervening Event” means a material event, fact, circumstance, development or occurrence that is unknown to or by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or understood by the Company Board as of the date hereof), which event, fact, circumstance, development, occurrence, magnitude or material consequence becomes known to or by the Company Board prior to obtaining the Company Stockholder Approval.

“Intrinsic Value” means, with respect to a Company Option or an Option Tranche or a portion thereof, (A) the excess, if any, of the Merger Consideration over the per Share exercise price of such Company Option or Option Tranche or portion thereof, as applicable, multiplied by (B) the number of Shares subject to such Company Option or Option Tranche or portion thereof, as applicable.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation.

“Knowledge of the Company” or “Company’s Knowledge” means the knowledge, after due inquiry, of Steven Zhang, Michael Wu, Yadong Jin, Shengxi Jin, Hao Zhang, Fan Zhang, Liu Gouxiang and Jie Li.

“Knowledge of Parent” or “Parent’s Knowledge” means the knowledge, after due inquiry, of Bryan Doyle, Eric Xin and Zhen Ji.

“Law” means any federal, national, foreign, supranational, state, local, administrative or other law (including common law), treaty, convention, statute, ordinance, regulation, requirement, regulatory interpretation, rule, code or Order.

“Lease” means any and all leases, subleases, licenses or other occupancy agreements, sale/leaseback arrangements or similar arrangements.

“Leased Real Property” means the real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries as tenant, sublessee, licensee or occupier, together with, to the extent leased by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems and equipment affixed thereto and all easements, licenses, rights, hereditaments and appurtenances relating to the foregoing.

“NASDAQ” means the NASDAQ Global Market.

“Open Source Software” means any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as “free software” or “open source software” or under any similar licensing or distribution model whereby such Software is distributed publicly in source code form under terms that permit modification and redistribution of such Software. For the avoidance of doubt, Open Source Software includes any Software that is licensed or distributed under any version of any of the following licenses or distribution models: the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the Mozilla Public License, the Common Public License, the Apache License, the BSD License, the Artistic License (e.g., PERL), the Netscape Public License, the Sun Community Source License and the Sun Industry Standards License.

“Option Tranche” means the portion of a Company Option that was granted under the Company’s 2011 Stock Incentive Plan and that, as of the Effective Time, is either vested or is scheduled to vest on a specified date.

“Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Authority.

“Owned Real Property” means the real property in which the Company or any of its Subsidiaries has fee title (or equivalent) interest, together with, to the extent owned by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems and equipment affixed thereto and all easements, licenses, rights, hereditaments and appurtenances relating to the foregoing.

“Parent Board” means the board of directors of Parent.

“Parent Disclosure Schedule” means the disclosure schedule dated as of the date of this Agreement and delivered by Parent to the Company simultaneously with the signing of this Agreement.

“Parent Permits” means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority necessary for Parent and each of its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted.

“Permitted Encumbrances” means: (a) liens for Taxes, assessments and charges or levies by Governmental Authorities not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been reflected on the books of the Company or a Subsidiary in accordance with GAAP; (b) materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount, in each case, that are being contested in good faith by appropriate proceedings; (c) leases and subleases (other than capital leases and leases underlying sale and leaseback transactions);

(d) Encumbrances imposed by applicable Law; (e) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (f) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (g) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (h) Encumbrances securing indebtedness or liabilities that (i) are reflected in the Company SEC Reports filed or furnished prior to the date hereof or (ii) that are set forth in the Company Disclosure Schedule; (i) matters which would be disclosed by an accurate survey or inspection of the real property which do not, individually or in the aggregate, materially impair the occupancy or current use of such real property which they encumber; (j) outbound license agreements entered into in the ordinary course of business; and (k) standard survey and title exceptions.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or Governmental Authority.

“PRC” means the People’s Republic of China, but solely for purposes of this Agreement excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“PRC Anti-Monopoly Law” means the Anti-Monopoly Law of the PRC, effective as of August 1, 2008, as amended.

“Real Property” means the Leased Real Property and the Owned Real Property.

“Representatives” means a Person’s officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“Rollover Shares” means the Shares set forth in the Rollover Agreement.

“Rollover Stockholders” means each of the Persons listed on Schedule B of the Parent Disclosure Schedule and each other Person who enters into an Additional Rollover Agreement with Parent and Holdco pursuant to Section 3.01(f).

“Schedule 13E-3” means the transaction statement on Schedule 13E-3 under the Exchange Act to be filed pursuant to Section 13(e) of the Exchange Act relating to the adoption of this Agreement by the stockholders of the Company (together with any amendments thereof or supplements thereto and including any document incorporated by reference therein).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Senior Employee” means a Tier I Employee or a Tier II Employee.

“Service Provider” means each of the officers, employees, directors and independent contractors of the Company and each of its Subsidiaries.

“Software” means all (a) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, (b) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (c) development and design tools, library functions and compilers, (d) technology supporting websites, and the contents and audiovisual displays of websites, and (e) media, documentation and other works of authorship, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Special Committee” means a committee of the Company Board consisting of directors of the Company that are not affiliated with Parent, Merger Sub or the Rollover Stockholders, and are not members of the Company’s management.

“Sponsor” means each of the Persons listed on Schedule C of the Parent Disclosure Schedule.

“Subsidiary” or “Subsidiaries” of any specified Person means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.

“Superior Proposal” means a written bona fide unsolicited Acquisition Proposal on terms that the Company Board (or any committee thereof composed solely of independent directors, including the Special Committee) determines, in its good faith judgment, after having received the advice of its independent financial advisor of nationally (in the U.S.) recognized reputation and outside U.S. legal counsel, and taking into account all the terms and conditions of the Acquisition Proposal, including any financing (if a cash transaction), break-up fees, expense reimbursement provisions and conditions and timing to, and likelihood of, consummation, are more favorable in the aggregate to the stockholders of the Company than as provided under this Agreement, taking into account any written proposal by Parent to amend the terms of this Agreement pursuant to Section 7.03(d)(ii). For purposes of the definition of “Superior Proposal,” each reference to “10%” and “90%” in the definition of “Acquisition Proposal” shall be replaced with “80%” and “20%”, respectively; provided, however, that such replacement shall not apply in relation to an Acquisition Proposal, made by any stockholder of the Company or any of such stockholder’s Affiliates, in respect of an offer by such stockholder to acquire at least 75% of the voting equity interests in the Company.

“Taxes” means (a) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth;

(b) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; (c) license, registration and documentation fees; (d) customs duties, tariffs and similar charges; and (e) in the case of the Company and its Subsidiaries, liability for the payment of any amount of the type described in any of (a) through (d) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group or as a result of being or having been a party to any Tax Sharing Agreement.

“Tax Return” shall mean any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreement” means all existing agreements or arrangements (whether or not written) binding on the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability.

“Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.

“Tier I Employee” means an employee of the Company with the title of Vice President ( ) or a more senior title as of the date hereof.

“Tier II Employee” means an employee of the Company with the title of Director ( ) as of the date hereof.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

“U.S.” means the United States of America.

“U.S. Taxpayer” means an individual who as of the Effective Time is a U.S. citizen or resident alien for U.S. federal income tax purposes.

“Willful Breach” means a material breach of representations, warranties, covenants or agreements that is a consequence of a deliberate act or omission knowingly undertaken by the breaching party with the actual knowledge of the breaching party that such act or omission would cause or constitute a breach of this Agreement; provided that a Willful Breach does not include any failure by the Parent to fund the Exchange Fund under the circumstances described in Section 9.01(d)(iii) (where such failure did not result from (1) any Willful Breach by Parent or Merger Sub of the representations, warranties, covenants or agreements contained herein or (2) any breach by the Buyer Group Parties or any of their respective Affiliates (other than the Company and its Subsidiaries) of the Buyer Group Contracts or any Financing Documents).

“Voting Stockholders” means each of the Persons listed on Schedule D of the Parent Disclosure Schedule.

Section 1.02 Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location of Definition
Additional Rollover Agreements	Section 3.01(f)
Additional Rollover Shares	Section 3.01(f)
Agreement	Preamble
Alternative Debt Financing	Section 7.16(b)
Alternative Debt Financing Documents	Section 7.16(b)
Bankruptcy and Equity Exception	Section 4.04(a)
Benefit Plan	Section 4.10(c)
Book-Entry Shares	Section 3.01(a)
Certificate of Merger	Section 2.02
Certificates	Section 3.01(a)
Change in the Company Recommendation	Section 7.03(c)
Change or Termination Notice	Section 7.03(d)(ii)
Closing	Section 2.02
Company	Preamble
Company Expense Reimbursement	Section 9.03(d)
Company Owned Software	Section 4.12(c)
Company SEC Reports	Section 4.07(a)
Company Termination Fee	Section 9.03(a)
D&O Insurance	Section 7.06(c)
Debt Commitment Letter	Section 5.08(b)
Debt Financing	Section 5.08(b)
Dissenting Shares	Section 3.05
Dissenting Stockholder	Section 3.05
Effective Time	Section 2.02
Equity Commitment Letters	Section 5.08(b)
Equity Financing	Section 5.08(b)
Exchange Fund	Section 3.02(a)
Excluded Share	Section 3.01(b)
Facility Agreement	Section 7.16(a)
Financing	Section 5.08(b)
Financing Documents	Section 5.08(b)
Guarantors	Recitals
Indemnified Parties	Section 7.06(a)
Insurance Policies	Section 4.16(a)
International Plan	Section 4.10(c)
Key Contract	Section 4.15(b)
Lender	Section 5.08(b)
Limited Guarantees	Recitals
Major Customer	Section 4.19(a)

Defined Term	Location of Definition
Material Contracts	Section 4.15(a)
Maximum Tail Premium	Section 7.06(c)
Merger	Recitals
Merger Consideration	Section 3.01(a)
Merger Sub	Preamble
Notice Period	Section 7.03(d)(ii)
Parent	Preamble
Parent Expense Reimbursement	Section 9.03(d)
Parent Termination Fee	Section 9.03(c)
Paying Agent	Section 3.02(a)
Preliminary Proxy Statement	Section 7.01(a)
Privacy and Security Laws	Section 4.21
Proxy Statement	Section 7.01(a)
Restraint	Section 8.01(a)
Rollover Agreement	Recitals
Selected Business Contracts	Section 4.15(c)
Seller Related Party	Section 9.03(g)
Shares	Section 3.01(a)
Surviving Corporation	Section 2.03
U.S. Plan	Section 4.10(c)
Voting Agreement	Recitals

Section 1.03 Interpretation; Headings. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. When reference is made to an Article, Section or Exhibit, such reference is to an Article or Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

ARTICLE II

THE MERGER

Section 2.01 The Merger. Upon the terms and subject to the satisfaction or written waiver (where permissible) of the conditions set forth in Article VIII, and in accordance with the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company.

Section 2.02 Closing; Effective Time. The closing of the Merger (the “Closing”) shall take place at 9:00 p.m. (Hong Kong time) at the offices of Shearman & Sterling, 12/F Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on the fifteenth (15th) Business Day after the satisfaction or written waiver (where permissible) of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or written waiver (where permissible) of those conditions at the Closing), unless another date, time or place is agreed to in writing by the Company and Parent. By mutual agreement of Parent and the Company, the Closing may take place by conference call and exchange of faxes and/or e-mails of documents in ..pdf format. At the Closing, the parties shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger) being the “Effective Time”).

Section 2.03 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, (a) Merger Sub shall be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”), and (b) all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.04 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended so as to read in its entirety as set forth in Exhibit A attached hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law, subject to Section 7.06(a).

(b) The parties hereto shall take all necessary action such that, at the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to read the same as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by Law, the certificate of incorporation of the Surviving Corporation and such bylaws, subject to Section 7.06(a).

Section 2.05 Directors and Officers. The parties hereto shall take all necessary action such that the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified or until such officer’s earlier death, resignation or removal.

ARTICLE III

CONVERSION OF SECURITIES; MERGER CONSIDERATION

Section 3.01 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of the Company Common Stock, the following shall occur:

(a) Merger Consideration; Conversion of Company Common Stock. Each share of Company Common Stock (a “Share” and, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) shall be converted automatically into the right to receive US$12 in cash without interest (the “Merger Consideration”), and each holder of a certificate or certificates which immediately prior to the Effective Time represented such Shares (“Certificates”) or book-entry shares which immediately prior to the Effective Time represented such Shares (“Book-Entry Shares”) shall thereafter cease to have any rights with respect thereto except (i) the right to receive the Merger Consideration in consideration therefor upon surrender of such Certificate or transfer of the Book-Entry Shares in accordance with Section 3.02(b) (or in the case of a lost, stolen or destroyed Certificate, Section 3.02(f)) or (ii) as provided by Law.

(b) Excluded Shares. Each Share held (i) in the treasury of the Company or (ii) by Parent or any direct or indirect wholly-owned Subsidiary of Parent (including Merger Sub) immediately prior to the Effective Time including, for the avoidance of doubt, each Rollover Share contributed to Parent by the Rollover Stockholders in accordance with the Rollover Agreement and each Additional Rollover Share contributed to Parent by any Rollover Stockholders in accordance with the Additional Rollover Agreements (if any) (each, an “Excluded Share” or, collectively, the “Excluded Shares”), shall be automatically cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c) Capital Stock of Merger Sub. Each share of common stock, par value US$0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value US$0.001 per share, of the Surviving Corporation.

(d) Rollover. Immediately prior to the Effective Time, the Rollover Stockholders shall contribute the Rollover Shares and the Additional Rollover Shares (if any) to Parent pursuant to the Rollover Agreement or the Additional Rollover Agreements, as the case may be.

Subsequent to the receipt by Parent of the Rollover Shares or Additional Rollover Shares (if any) from the Rollover Stockholders, such Rollover Shares or Additional Rollover Shares, as the case may be, shall automatically be canceled, by virtue of the Merger, in accordance with Section 3.01(b).

(e) Adjustments to Merger Consideration. The Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock with a record date occurring on or after the date hereof and prior to the Effective Time.

(f) Additional Rollover Shares. From the date hereof until the date that is two (2) Business Days prior to the Closing Date, Parent may from time to time enter into one or more rollover agreements, on substantially the same terms as the Rollover Agreement (the “Additional Rollover Agreements”), pursuant to which the Rollover Stockholders party thereto agree to contribute to Parent, subject to the terms and conditions therein, the number of Shares set forth in such agreements (the “Additional Rollover Shares”); provided that the aggregate number of Additional Rollover Shares shall not exceed 800,000 Shares (as adjusted in accordance with Section 3.01(e)).

Section 3.02 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a commercial bank or trust company which shall be reasonably satisfactory to the Company to act as agent (the “Paying Agent”) for the benefit of the holders of Shares. At the Effective Time (or in the case of Section 3.05, when ascertained), Parent shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares, Company Options and Company Restricted Stock Units, a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Section 3.01(a), Section 3.04 and Section 3.05 (such aggregate cash amount being hereafter referred to as the “Exchange Fund”). The Exchange Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the U.S. or any agency or instrumentality thereof and backed by the full faith and credit of the U.S., in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion (based on the most recent financial statements of such bank which are then publicly available). If for any reason following the Effective Time (including investment losses or as a result of any Dissenting Stockholder effectively waiving, withdrawing or losing such stockholder’s right to seek appraisal of its Dissenting Shares under the DGCL or if a court of competent jurisdiction shall determine that such stockholder is not entitled to the relief provided by Section 262 of DGCL) the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, Parent or the Surviving Corporation shall promptly deposit or cause to be deposited cash in immediately available funds into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

Any interest or other income from such investments shall be paid to and become the income of Parent and any Taxes resulting therefrom shall be paid by Parent. Except as contemplated by Section 3.02(d), the Exchange Fund shall not be used for any purpose other than as specified in this Section 3.02(a).

(b) Payment Procedures. (i) As promptly as practicable after the Effective Time, but in any event no later than three (3) Business Days following the Effective Time, Parent shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 3.01(a): (A) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Shares shall pass, only upon proper delivery of the Shares to the Paying Agent) and (B) instructions for use in effecting the surrender of the Shares pursuant to such letter of transmittal. At the Effective Time, Parent shall also cause the Paying Agent to deliver to the Surviving Corporation a cash amount in immediately available funds sufficient to make the payments described under Section 3.04(b) and Section 3.04(c) and the Surviving Corporation shall make such payments to the Persons entitled to receive such amounts through its payroll, subject to all applicable income and employment Taxes and other authorized deductions.

(ii) Upon (A) surrender to the Paying Agent of a Certificate for cancellation, together with such letter of transmittal, properly completed and validly executed in accordance with the instructions thereto, or (B) receipt by the Paying Agent of an “agent’s message” in the case of Book-Entry Shares, and, in each case, such other documents as may be required pursuant to such instructions, the holder of such Shares shall be entitled to receive in exchange therefor an amount of cash equal to the aggregate Merger Consideration which such holder has the right to receive pursuant to Section 3.01(a) in respect of the Shares formerly represented by such holder’s Certificates or Book-Entry Shares, and the Certificates or Book-Entry Shares so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, an amount of cash equal to the aggregate Merger Consideration for such Shares may be issued to a transferee if the Certificates or Book-Entry Shares representing such Shares are presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence reasonably satisfactory to the Paying Agent that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by Section 3.01(a) and this Section 3.02, each Certificate or Book-Entry Share shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender, without interest, the Merger Consideration.

(c) No Further Rights in Company Common Stock. The Merger Consideration paid in respect of the Shares upon the surrender for exchange of a Certificate or transfer of a Book-Entry Share in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificate or Book-Entry Share. From and after the Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including proceeds of any investment thereof) that remains undistributed to the holders of Shares on the date that is one (1) year after the Effective Time shall be delivered to Parent, upon demand, and any holders of Shares who have not theretofore complied with this Article III shall thereafter look only to Parent or the Surviving Corporation for the Merger Consideration to which they are entitled pursuant to Section 3.01(a), without any interest thereon.

(e) No Liability. None of the Paying Agent, Parent or the Surviving Corporation shall be liable to any holder of Shares for any Merger Consideration from the Exchange Fund or other cash properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(f) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration with respect to the Shares formerly represented by such Certificate to which the holder thereof is entitled pursuant to Section 3.01(a).

(g) Withholding Rights. The current understanding of Parent, Merger Sub and the Company is that no party will be required to deduct or withhold any amount from the consideration otherwise payable pursuant to this Agreement under applicable Law other than (i) compensatory-related withholding required with respect to certain payments made to holders of Company Stock Awards with respect to such Company Stock Award and (ii) any U.S. federal backup withholding tax to a payee that does not provide the required documentation with respect to its U.S. tax status. Notwithstanding any provision contained herein to the contrary, each of Parent, the Company and the Paying Agent shall be entitled to deduct and withhold from the consideration payable to any Person pursuant to this Agreement any such Taxes as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax Law. In the event that Parent, Merger Sub or the Company determines that any deduction or withholding is required to be made from the consideration payable pursuant to this Agreement (other than any deduction or withholding described in (i) or (ii) above), Parent, Merger Sub or the Company, as applicable, shall inform the Special Committee and the other parties to this Agreement of such determination and provide them with a reasonably detailed explanation of such determination and the parties to this Agreement shall consult with each other in good faith regarding such determination, and Parent, the Company and the Paying Agent, as applicable, shall be entitled to deduct and withhold such amounts. To the extent that any amounts are withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or Company Stock Award in respect of which such deduction and withholding was made.

Section 3.03 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Paying Agent or Parent for any reason shall be cancelled and exchanged for the Merger Consideration with respect to the Shares formerly represented by such Certificates or Book-Entry Shares to which the holders thereof are entitled pursuant to Section 3.01(a).

Section 3.04 Company Stock Awards.

(a) At the Effective Time, for each Option Tranche then held by a Senior Employee:

(i) if such Option Tranche is then unvested:

(A) 100% of such Option Tranche in the case of a Tier I Employee (with 2,084,750 Shares in the aggregate subject to such Option Tranches held by the Tier I Employees) and 73.3% (rounded up to the nearest whole Share) of such Option Tranche in the case of a Tier II Employee (with 912,181 Shares in the aggregate subject to such portions of Option Tranches held by the Tier II Employees) shall be converted into an option to purchase a number of HoldCo Shares equal to the number of Shares subject to such Option Tranche (or such applicable portion thereof in the case of a Tier II Employee), at a per HoldCo Share exercise price equal to the excess of (x) the fair market value of a HoldCo Share immediately following the Effective Time (as determined by Parent in good faith) over (y) the per Share Intrinsic Value of such Option Tranche, which option shall be subject to such other terms and conditions as applied to such Option Tranche; and

(B) the remaining 26.7% (rounded down to the nearest whole Share) of such Option Tranche in the case of a Tier II Employee (with 332,841 Shares in the aggregate subject to such remaining portions of Option Tranches held by the Tier II Employees) shall be canceled in consideration of an award of restricted stock units to such Tier II Employee, which award shall provide for the issuance of a number of HoldCo Shares (rounded up to the nearest whole Holdco Share) that have an aggregate fair market value as of immediately following the Effective Time (as determined by Parent in good faith) equal to the Intrinsic Value of such portion, which HoldCo Shares shall be issued on the applicable scheduled vesting date, subject to the same vesting and forfeiture provisions as applied to such Option Tranche; provided, however, that if such Tier II Employee is a U.S. Taxpayer, such portion shall be canceled in consideration of the issuance to such Tier II Employee of a number of HoldCo Shares (rounded up to the nearest whole Holdco Share) that have an aggregate fair market value as of immediately following the Effective Time (as determined by Parent in good faith) equal to the Intrinsic Value of such portion, which HoldCo Shares shall be issued as soon as practicable (and in no event later than five days) after the Effective Time and shall be subject to the same vesting and forfeiture provisions as applied to such Option Tranche; and

(ii) if such Option Tranche is then vested, such Option Tranche shall be canceled in consideration of a cash payment to such Senior Employee in an amount equal to the Intrinsic Value of such portion, which payment shall be made as soon as practicable (and in no event later than five days) after the Effective Time; provided, however, that, if such Senior Employee elects, not later than five days prior to the Effective Time, pursuant to a form provided by the Company, to receive such consideration in the form of HoldCo Shares, such portion shall be canceled in consideration of a number of HoldCo Shares (rounded down to the nearest whole HoldCo Share, with the balance paid in cash) with an aggregate fair market value as of immediately following the Effective Time (as determined by Parent in good faith) equal to the Intrinsic Value of such portion, which HoldCo Shares shall be issued as soon as practicable (and in no event later than five days) after the Effective Time and shall not be subject to any forfeiture restriction (but may be subject to a transfer restriction).

(b) At the Effective Time, for each Option Tranche then held by an individual who is not a Senior Employee:

(i) if such Option Tranche is then vested, such Option Tranche shall be canceled in consideration of a cash payment to such individual in an amount equal to the Intrinsic Value of such Option Tranche, which payment shall be made as soon as practicable (and in no event later than five days) after the Effective Time; provided, however, that, if such individual elects, not later than five days prior to the Effective Time, pursuant to a form provided by the Company, to receive such consideration in the form of HoldCo Shares, such Option Tranche shall be canceled in consideration of a number of HoldCo Shares (rounded down to the nearest whole HoldCo Share, with the balance paid in cash) with an aggregate fair market value as of immediately following the Effective Time (as determined by Parent in good faith) equal to the Intrinsic Value of such Option Tranche, which HoldCo Shares shall be issued as soon as practicable (and in no event later than five days) after the Effective Time and shall not be subject to any forfeiture restriction (but may be subject to a transfer restriction);

(ii) if such Option Tranche is then unvested, such Option Tranche shall be canceled in consideration of an award of restricted stock units to such individual, which award shall provide for the issuance of a number of HoldCo Shares (rounded up to the nearest whole HoldCo Share) that have an aggregate fair market value as of immediately following the Effective Time (as determined by Parent in good faith) equal to the Intrinsic Value of such Option Tranche, which HoldCo Shares shall be issued on the applicable scheduled vesting date, subject to the same vesting and forfeiture provisions as applied to such Option Tranche; provided, however, that if such individual is a U.S. Taxpayer, such Option Tranche shall be canceled in consideration of the issuance to such individual of a number of HoldCo Shares (rounded up to the nearest whole HoldCo Share) that have an aggregate fair market value as of immediately following the Effective Time (as determined by Parent in good faith) equal to the Intrinsic Value of such Option Tranche, which HoldCo Shares shall be issued as soon as practicable (and in no event later than five days) after the Effective Time and shall be subject to the same vesting and forfeiture provisions as applied to such Option Tranche.

(c) For the avoidance of doubt, for each Option Tranche (or portion thereof) held by a U.S. Taxpayer that is converted into an option to purchase HoldCo Shares pursuant to this Section 3.04, the number of HoldCo Shares and the exercise price applicable to such option shall be determined in a manner that would not result in such option being treated as the grant of a new option under Section 409A of the Code.

(d) At the Effective Time, each Company Option that was granted under a Company Stock Plan other than the Company’s 2011 Stock Incentive Plan and that is then outstanding (whether vested or unvested) shall be canceled in consideration of a cash payment to the holder of such Company Option in an amount equal to the Intrinsic Value of such Company Option, which payment shall be made as soon as practicable (and in no event later than five days) after the Effective Time; provided, however, that, if such holder elects, not later than five days prior to the Effective Time, pursuant to a form provided by the Company, to receive such consideration in the form of HoldCo Shares, such Company Option shall be canceled in consideration of a number of HoldCo Shares (rounded down to the nearest whole HoldCo Share, with the balance paid in cash) with an aggregate fair market value as of immediately following the Effective Time (as determined by Parent in good faith) equal to the Intrinsic Value of such Company Option, which HoldCo Shares shall be issued as soon as practicable (and in no event later than five days) after the Effective Time and shall not be subject to any forfeiture restriction (but may be subject to a transfer restriction).

(e) At the Effective Time, each Company Restricted Stock Unit relating to a Share that remains outstanding as of immediately prior to the Effective Time shall be converted into a restricted stock unit that provides for the issuance of a HoldCo Share (rounded up to the nearest whole HoldCo Share), which restricted stock unit shall be subject to the same vesting and forfeiture provisions as applied to such Company Restricted Stock Unit.

(f) Notwithstanding any provision of this Agreement to the contrary, at the Effective Time, (i) each Company Option then held by any member of the Company Board who is not a Buyer Group Party, whether vested or unvested, shall be canceled in consideration of a cash payment to such individual in an amount equal to the Intrinsic Value of such Company Option, which payment shall be made as soon as practicable (and in no event later than five days) after the Effective Time, and (ii) each Company Restricted Stock Unit held by any member of the Company Board who is not a Buyer Group Party relating to a Share that remains outstanding as of immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration.

(g) Prior to the Effective Time, the Company shall take all actions with respect to the Company Options, Company Restricted Stock Units and compensation plans or arrangements that are necessary to give effect to the transactions contemplated by this Section 3.04. Promptly following the date hereof, the Company shall deliver written notice to each holder of a Company Stock Award informing such holder of the treatment of such Company Stock Award contemplated by this Agreement.

Section 3.05 Appraisal Rights. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Shares (“Dissenting Shares”) that are held by a stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (a “Dissenting Stockholder”) shall not be converted into the right to receive the Merger Consideration, unless and until such Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such stockholder’s right to seek appraisal of such Dissenting Shares under the DGCL or if a court of competent jurisdiction shall have determined that such Dissenting Stockholder is not entitled to the appraisal provided by Section 262 of DGCL with respect to such Dissenting Shares, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder and not any Merger Consideration with respect to such Dissenting Shares. If any Person who otherwise would be deemed a Dissenting Stockholder shall have failed properly to perfect appraisal rights, shall have effectively withdrawn appraisal rights, or shall have lost the right to seek appraisal, in each case with respect to any Dissenting Shares, or if a court of competent jurisdiction shall have determined that such Dissenting Stockholder is not entitled to the appraisal provided by Section 262 of DGCL with respect to such Dissenting Shares, then (a) such Dissenting Shares shall thereupon be treated as though such Dissenting Shares had been converted into the Merger Consideration pursuant to this Agreement and (b) Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Merger Consideration, without interest thereon, so due and payable to such Persons in respect of such Dissenting Shares. The Company shall provide Parent with prompt written notice of any demands received by the Company for appraisal of Dissenting Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to DGCL that relates to such demand, and Parent shall have the opportunity and right to participate in all negotiations and proceedings with respect to such demands under the applicable provisions of DGCL. Except with the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), or to the extent required by applicable Law, the Company shall not voluntarily make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands, or agree to do or commit to do any of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent and Merger Sub to enter into this Agreement, (a) except as set forth in the corresponding section of the Company Disclosure Schedule (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent on its face, without independent inquiry) and (b) except as disclosed in the Company SEC Reports filed after January 1, 2011 and prior to the date of this Agreement (excluding “risk factors” sections or any language in such reports that is predictive or forward-looking), in each case, only to the extent that the relevance of a disclosure or statement therein to a section of this Agreement is reasonably apparent on its face, without independent inquiry, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.01 Organization and Qualification; Subsidiaries.

(a) The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Law of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, in each case, in all material respects. The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary or desirable, except where the failure to be so qualified or licensed and in good standing would not constitute a Company Material Adverse Effect.

(b) A true and complete list of all the Subsidiaries of the Company as of the date hereof, identifying the jurisdiction of incorporation or organization of each such Subsidiary of the Company and the percentage of the outstanding capital stock or other equity or similar interests of each such Subsidiary owned by the Company and each of its other Subsidiaries, is set forth in Section 4.01(b) of the Company Disclosure Schedule.

Section 4.02 Certificate of Incorporation and Bylaws. The Company has heretofore furnished to Parent a complete and correct copy of the certificate of incorporation and bylaws or other equivalent organizational documents, each as amended to date, of the Company and each of its Subsidiaries. Such certificates of incorporation and bylaws or equivalent organizational documents, are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents.

Section 4.03 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 100,000,000 Shares and (ii) 10,000,000 shares of preferred stock. As of May 9, 2013, (i) 72,794,429 Shares are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, (ii) 6,166,500 Shares are held in the treasury of the Company, (iii) no Shares are held by any Subsidiary of the Company, and (iv) 7,511,299 Shares are reserved for future issuance pursuant to outstanding Company Stock Awards. No shares of the Company’s preferred stock are issued and outstanding. Except as set forth in this Section 4.03 and Section 4.03(a) of the Company Disclosure Schedule and the Voting Agreement, there are no shares of capital stock or other equity interests in the Company, options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character to which the Company is a party relating to the issued or unissued capital stock of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, the Company or any of its Subsidiaries, or stock appreciation rights, performance units, restricted stock units, contingent value rights, “phantom” stock units or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or other equity interests in, the Company or any of its Subsidiaries.

All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any capital stock of, or other equity interests in, any Subsidiary of the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other Person. All outstanding Company Stock Awards have been issued in compliance with all applicable Law in all material respects, and all requirements set forth in the applicable Company Stock Plan. The Company has delivered to Parent (A) a true and complete list which sets forth, for each outstanding Company Stock Award granted under the Company’s 2011 Stock Incentive Plan and held by a Senior Employee, type of award, grant date, exercise price (if applicable), vesting schedule and numbers of granted and vested Shares underlying such Company Stock Award and a separate true and complete list which sets forth the names of all the Senior Employees that hold any Company Stock Award and (B) a true and complete list which sets forth the aggregate amount of the outstanding Company Stock Awards and the weighted average exercise price (if applicable) under each of the 2011 Stock Incentive Plan, the 2008 Stock Incentive Plan and the 2002 Stock Option Plan of the Company. Five (5) Business Days prior to the Closing Date, the Company will provide Parent with a revised version of such lists, updated as of the most recent practicable date.

(b) Except as set forth in Part A of Section 4.03(b) of the Company Disclosure Schedule, each outstanding share of capital stock of, or other equity interests in, each Subsidiary owned directly or indirectly by the Company is (i) duly authorized, validly issued, fully paid and non-assessable, (ii) free and clear of all Encumbrances and (iii) not subject to any outstanding obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share of capital stock, or other equity interests. Except for the capital stock or other equity interests in (A) its Subsidiaries and (B) the entities set forth in Part B of Section 4.03(b) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other equity interests in, any Person.

(c) No bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which stockholders of the Company may vote are issued and outstanding.

(d) Except as set forth in Section 4.03(d) of the Company Disclosure Schedule and the Voting Agreement, there are no outstanding voting trusts or other agreements to which the Company or any of its Subsidiaries is a party (i) restricting the transfer of, (ii) relating to the voting of, or (iii) requiring the registration under any securities Law for sale of, any Shares, shares of preferred stock or any other capital stock of, or other equity interests in, the Company.

Section 4.04 Authority Relative to This Agreement; Vote Required.

(a) Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.12 of this Agreement, the Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.12 of this Agreement, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, obtaining the Company Stockholder Approval and the filing of the Certificate of Merger as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.12 of this Agreement and the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity, regardless of whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Special Committee is composed of three members of the Company Board who are not affiliated with Parent, Merger Sub or the Rollover Stockholders and are not members of the Company’s management. As of the date hereof, the Company Board, acting upon the unanimous recommendation of the Special Committee, by resolutions duly adopted by vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has (i) determined that the Merger is advisable and fair to, and in the best interests of, the Company and its stockholders (other than the holders of the Excluded Shares), (ii) approved this Agreement and declared its advisability, and (iii) subject to the terms of this Agreement (including Section 7.03), resolved to recommend the adoption of this Agreement by the stockholders of the Company, and directed that this Agreement be submitted for consideration by the stockholders of the Company at the Company Stockholders’ Meeting. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.12 of this Agreement, the restrictions on business combinations set forth in Section 203(a) of the DGCL shall not apply to any of the Transactions. To the Knowledge of the Company, no restrictions in other U.S. state or federal takeover statutes or Laws are applicable to the Merger or any of the other Transactions.

Section 4.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company, and the consummation of the Merger, will not, (i) conflict with or violate the certificate of incorporation, bylaws or other equivalent organizational documents of the Company or any of its Subsidiaries, (ii) assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.12 of this Agreement, and assuming all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained or taken and all filings and obligations described in Section 4.05(b) have been made or satisfied, and assuming receipt of the Company Stockholder Approval, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) except as set forth in Section 4.05(a) of the Company Disclosure Schedule, violate, conflict with, require consent under, result in any breach of, result in loss of benefit or release of source code under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance (other than Permitted Encumbrances) on any property or asset of the Company or any of its Subsidiaries pursuant to any Contract or Company Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not constitute a Company Material Adverse Effect (without regard to the exclusions set forth in clauses (v) and (x) of the definition of “Company Material Adverse Effect”).

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company, and the consummation of the Transactions, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements, if any, of the Securities Act, the Exchange Act, and the rules and regulations thereunder (including, but not limited to, the filing of a Schedule 13E-3 and the Proxy Statement, and the filing of one or more amendments to the Schedule 13E-3 and the Proxy Statement to respond to comments of the SEC, if any, on such documents), (ii) for compliance with the rules and regulations of NASDAQ, (iii) for the filing of the Certificate of Merger as required by the DGCL, (iv) for the filings under the PRC Anti-Monopoly Law and receipt of clearance thereunder approving the Merger, and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not constitute a Company Material Adverse Effect (without regard to the exclusions set forth in clauses (v) and (x) of the definition of “Company Material Adverse Effect”). Solely for the purposes of determining whether any filing is required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, in connection with the Transactions, each of (A) the fair market value of the assets (other than cash) of the Company and the Subsidiaries, taken as a whole, located in the U.S., and (B) the sales of the Company and the Subsidiaries, taken as a whole, in or into the U.S. from assets located outside the U.S. in the fiscal year ended December 31, 2012, is no more than US$70.9 million. The Company estimates in good faith that the sales of the Company and the Subsidiaries, taken as a whole, in or into the U.S. from assets located outside the U.S. in the fiscal year ending December 31, 2013, will be no more than US$70.9 million.

Section 4.06 Permits; Compliance.

(a) Except as set forth in Section 4.06(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries is in possession of all material Company Permits. No suspension, modification, revocation or cancellation of any of the material Company Permits is pending or, to the Knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries is or has been in conflict with, or in default, breach or violation of, in any material respects, any Law or Company Permit applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected.

(b) Notwithstanding the foregoing, this Section 4.06 shall not be deemed to relate to (i) the Company’s reporting obligations under the Securities Act, the Exchange Act, and the rules and regulations promulgated thereunder, (ii) labor, employment and employee benefit matters, (iii) Laws relating to infringement, misappropriation, violation, validity or enforceability of Intellectual Property Rights, (iv) Taxes, or (v) environmental matters, each of which are the subject exclusively of the representations and warranties in Section 4.07, Section 4.10, Section 4.12, Section 4.13 and Section 4.14, respectively.

(c) Except as set forth in Section 4.06(c) of the Company Disclosure Schedule and to the Knowledge of the Company, the beneficial stockholders of the Company who are PRC residents (as defined under the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and Round-trip Investments via Overseas Special Purpose Companies promulgated on October 21, 2005 by the PRC State Administration of Foreign Exchange) have complied in all material respects with all reporting and filing requirements in accordance with applicable PRC Law with respect to their interest in the Company.

Section 4.07 SEC Filings; Financial Statements. Except as set forth in Section 4.07 of the Company Disclosure Schedule:

(a) The Company has filed all forms, reports, statements, schedules and other documents required to be filed by it with the SEC since December 31, 2009 (the forms, reports, statements, schedules and other documents filed since December 31, 2009 and those filed subsequent to the date hereof, including any amendments thereto, and together with any exhibits and schedules thereto (other than press releases or other documents not incorporated by reference therein), collectively, the “Company SEC Reports”). The Company SEC Reports (i) at the time they were filed and, if amended, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, and, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the reporting requirement of Sections 13(a) or 15(d) of the Exchange Act.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained (or incorporated by reference) in the Company SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q and related rules of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not constitute a Company Material Adverse Effect).

(c) Neither the Company nor any of its Subsidiaries has any outstanding liability or obligation of any nature (whether accrued, absolute, contingent, determined, determinable or otherwise and whether due or to become due) that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with GAAP, except for liabilities and obligations (i) that are reflected, or for which reserves were established, on the 2012 Balance Sheet, (ii) incurred in the ordinary course of business consistent with past practice since December 31, 2012, (iii) that would not constitute a Company Material Adverse Effect, or (iv) that are disclosed prior to the date of this Agreement in the Company SEC Reports, incurred in connection with the Transactions or otherwise as contemplated by this Agreement.

(d) The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act reasonably designed and maintained to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company maintains internal control over financial reporting that are designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed periodic report under the Exchange Act and the Company has disclosed, based on its most recent evaluations, to its outside auditors and the audit committee of the Company Board, (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Based on the evaluation of disclosure controls and procedures as of the end of the period covered by the most recent Form 10-K or 10-Q prior to the date hereof, the Company’s certifying officer concluded that such disclosure controls and procedures are effective. As used in this Section 4.07, the term “filed” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(e) The Company maintains and has maintained a standard system of accounting established and administered in accordance with GAAP in all material respects.

(f) There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company that would violate Section 402 of the Sarbanes-Oxley Act of 2002.

(g) There is no outstanding transaction, or series of similar transactions, agreements, arrangements or understandings, to which the Company or any of its Subsidiaries is a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act in a Company SEC Report that was not so disclosed.

(h) None of the Company or any of its Subsidiaries has any off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Securities Act) that would be required to be disclosed under Item 303 of Regulation S-K promulgated under the Securities Act.

(i) The Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

Section 4.08 Absence of Certain Changes or Events.

(a) Since June 30, 2012 until the date hereof, (i) the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice (except for actions taken or not taken in connection with the Transactions), and (ii) there has not been any change in the financial condition, business or results of their operations or any circumstance, occurrence or development which, to the Company’s Knowledge, constitutes a Company Material Adverse Effect.

(b) Since June 30, 2012 until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01(b)(i), 6.01(b)(iv), 6.01(b)(v), 6.01(b)(vi), 6.01(b)(viii), 6.01(b)(ix), 6.01(b)(xi), 6.01(b)(xii), 6.01(b)(xvi) or 6.01(b)(xvii), or, to the extent applicable to the foregoing Sections, subsections or clauses, Section 6.01(b)(xviii).

Section 4.09 Absence of Litigation. There is no Action pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, before (or, in the case of threatened Actions that would be before) or by any Governmental Authority or arbitrator that constitutes a Company Material Adverse Effect or that would reasonably be expected to expose the Company or any of its Subsidiaries to any criminal liability or to any material governmental fines or penalties. Neither the Company nor any of its Subsidiaries nor any material property or asset of the Company or any of its Subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority, except as would not constitute a Company Material Adverse Effect.

Section 4.10 Labor and Employment Matters.

(a) (i) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement or understanding applicable to persons employed by the Company or any of its Subsidiaries and there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any such person;

(ii) neither the Company nor any of its Subsidiaries has breached or otherwise failed to comply in any material respect with the provisions of any collective bargaining or similar agreement or understanding, and there are no material grievances outstanding against the Company or any of its Subsidiaries under any such agreement or understanding; (iii) there are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before any Governmental Authority; and (iv) there is no, and there has not been, since January 1, 2011, any labor strike, slowdown, stoppage, material interruption of work or lockout and, to the Knowledge of the Company, no event or act described in this clause (iv) is threatened against the Company or any of its Subsidiaries.

(b) Except as set forth in Section 4.10(b) of the Company Disclosure Schedule, the Company and its Subsidiaries are currently in compliance in all material respects with all applicable Law relating to the employment of labor, including those related to labor management relations, wages, hours, collective bargaining, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes.

(c) Section 4.10(c) of the Company Disclosure Schedule lists any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, severance, collective bargaining, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written, (x) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries for the current or future benefit of any current or former Service Provider or (y) for which the Company or any of its Subsidiaries has any direct or indirect liability (except, in each case, for any statutory or social security pension plans or arrangements required under applicable non-U.S. Law) (each, a “Benefit Plan”) and specifies whether such Benefit Plan (i) is a Benefit Plan that covers Service Providers located primarily within the United States (each, a “U.S. Plan”) or a Benefit Plan that is not a U.S. Plan (each, an “International Plan”). For each Benefit Plan, the Company has made available to Parent and Merger Sub a copy of such Benefit Plan (or a description, if such Benefit Plan is not written) and all amendments thereto and, as applicable (A) all trust agreements, insurance contracts or other funding arrangements and amendments thereto, (B) the most recent favorable determination or opinion letter from the IRS, (C) the annual returns/reports (Form 5500) and accompanying schedules and attachments thereto for the three most recently completed plan years, (D) the three most recently prepared actuarial reports and financial statements, and (E) if such plan is an International Plan, documents that are substantially comparable (taking into account differences in applicable Law and practices) to the documents required to be provided in clauses (A) through (D) above.

(d) (i) The Company has delivered to Parent a true and complete list which sets forth, for each Tier I Employee and Tier II Employee who has a title of “Senior Director ( )” or “Senior Expert” as of the date hereof, such employee’s name, employer, department and hire date, and five (5) Business Days prior to the Closing Date, the Company will provide Parent and Merger Sub with a revised version of such list, updated as of the most recent practicable date. The Company has delivered to Parent a separate true and complete list which sets forth, (A) for each of 2011 and 2012, the aggregate amount of the base salary paid to the employees who then held the title of Vice President or a more senior title (other than Steve Zhang and Libin Sun) and the names of such employees, (B) for each of 2011 and 2012, the aggregate amount of the base salary paid to the employees who then held the title of Senior Director or Senior Expert (or, for 2011, any other approximately equivalent designation or title) and the names of such employees, and (C) the aggregate amount of the cash bonus paid to the employees who then held the title of Senior Director, Senior Expert (or, for 2011, any other approximately equivalent designation or title) or a more senior title (other than Steve Zhang and Libin Sun) in 2011 and 2012. (ii) Section 4.10(d)(ii) of the Company Disclosure Schedule sets forth an organizational chart indicating the functions and reporting responsibilities of the Senior Employees. (iii) As of the date of this Agreement, except as set forth in Section 4.10(d)(iii) of the Company Disclosure Schedule, no Tier I Employee has indicated to the Company or any of its Subsidiaries in writing that he or she intends to resign or retire, and to the Knowledge of the Company, no Tier I Employee intends to resign or retire, as a result of the Transactions or otherwise within one year after the Closing Date.

(e) Except (i) as set forth in Section 4.10(e) of the Company Disclosure Schedule and (ii) as otherwise specifically provided in this Agreement regarding the Company Stock Awards, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) will (A) result in any payment or benefit, including, but not limited to, any bonus, retention, severance, retirement or job security payment or benefit, becoming due to any current or former director or current or former Service Provider under any of the Benefit Plans or otherwise; (B) increase any benefits otherwise payable under any of the Benefit Plans; (C) result in any acceleration of the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any obligation, under any Benefit Plan; or (D) limit or restrict the right of the Company or any of its Subsidiaries, or after the Closing, Parent, to merge, amend or terminate any Benefit Plan. No Benefit Plan, individually or collectively, would be expected to result in the payment of any amount that would not be deductible under Section 280G of the Code.

(f) There is no outstanding material Order against or which relates to any Benefit Plan. Except as set forth in Section 4.10(f) of the Company Disclosure Schedule, each document prepared in connection with a Benefit Plan complies in all material respects with applicable Law. (i) Each Benefit Plan has been operated in all material respects in accordance with its terms, applicable Law, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters and, (ii) to the Knowledge of the Company, no circumstance, fact or event exists that could result in any material default under or violation of any Benefit Plan, and no Action (other than routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Benefit Plan.

Each International Plan, (A) if intended to qualify for special Tax treatment, meets all the requirements for such treatment and, (B) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(g) All material contributions, premiums and payments that are due have been made for each Benefit Plan within the time periods prescribed by the terms of such plan and applicable Law, and all material contributions, premiums and payments for any period ending on or before the Closing Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles and have been properly reflected in the applicable audited consolidated financial statements of the Company and its Subsidiaries. There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan that would increase materially the expense of maintaining such plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

(h) No events have occurred with respect to any Benefit Plan that would reasonably be expected to result in the assessment of any excise taxes against the Company or any of its Subsidiaries. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period. Each trust created under any such Benefit Plan is exempt from tax under Section 501(a) of the Code and has been so exempt since its creation. Each Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A or 457A of the Code has been timely amended (if applicable) to comply and has been operated in compliance with, and the Company and its Subsidiaries have complied in practice and operation with, all applicable requirements of Section 409A and 457A of the Code. Except as set forth in Section 4.10(h) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any tax incurred by such Service Provider, including under Section 409A, 457A or 4999 of the Code.

(i) Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has in the past six years sponsored, maintained, administered or contributed to (or had any obligation to contribute to), any plan subject to Title IV of ERISA, including any “multiemployer plan” as defined in Section 3(37) of ERISA.

(j) Neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Benefit Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Service Provider (other than coverage mandated by applicable Law).

(k) The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the Transactions.

Section 4.11 Real Property; Title to Assets.

(a) Section 4.11(a) of the Company Disclosure Schedule sets forth all of the Owned Real Property of the Company and its Subsidiaries that is material to the business of the Company and its Subsidiaries taken as a whole. Except as would not constitute a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and marketable title to each parcel of Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances.

(b) The Company has made available to Parent copies of all Leases under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any Leased Real Property that is material to the business of the Company and its Subsidiaries taken as a whole (and all modifications, amendments and supplements thereto). Except as would not constitute a Company Material Adverse Effect, each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of the Leased Real Property, free and clear of all Encumbrances, except Permitted Encumbrances.

(c) As of the date of this Agreement, no party to any such Real Property Leases has given written notice to the Company or any of its Subsidiaries of or made a written claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder. Neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Lease, has violated in any material respect any provision of such Lease, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a material default under the provisions of such Lease.

(d) Except as would not constitute a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property Rights) that are material to the business of the Company and its Subsidiaries taken as a whole, in each case free and clear of all Encumbrances, except Permitted Encumbrances.

Section 4.12 Intellectual Property.

(a) Section 4.12(a)(i) of the Company Disclosure Schedule sets forth a true and complete list of all registrations, including domain names, and applications for registration included in the Company Owned Intellectual Property Rights. Except as set forth in Section 4.12(a)(ii) of the Company Disclosure Schedule, the Company and its Subsidiaries own, or have effective rights to use, all Intellectual Property Rights necessary for, or used or held for use in connection with, their respective businesses as currently conducted except where the failure to own or have such Intellectual Property Rights could, individually or in the aggregate, have a Company Material Adverse Effect.

The Company and its Subsidiaries, collectively, are the sole and exclusive owners of all material Company Owned Intellectual Property Rights free and clear of any Encumbrances other than Permitted Encumbrances.

(b) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries nor the conduct of their respective businesses has, in the past three (3) years, infringed, misappropriated or otherwise violated the Intellectual Property Rights of any Person in any material respect, and neither the Company nor any of its Subsidiaries has received a written notice alleging the foregoing or challenging the scope, ownership, validity or enforceability of any Company Owned Intellectual Property Rights. There is no Action pending or, to the Knowledge of the Company, threatened with respect to any of the foregoing in this Section 4.12(b). To the Knowledge of the Company, all registered Company Owned Intellectual Property Rights are valid and enforceable and no Person has, in the past three (3) years, infringed, misappropriated or otherwise violated any of the Company Owned Intellectual Property Rights. The Company and its Subsidiaries have taken reasonable measures to protect the secrecy, confidentiality and value of all material Company Owned Intellectual Property Rights.

(c) Except as would not have a Company Material Adverse Effect, the Company IT Assets are adequate for, and operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Company’s and its Subsidiaries’ respective businesses, and the Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology consistent with industry practices. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no defects in any of the Software included in the Company Owned Intellectual Property Rights and distributed by the Company and its Subsidiaries (the “Company Owned Software”) that would prevent such Software from performing in accordance with its user specifications, and there are no viruses, worms, Trojan horses or similar programs in any such Software.

(d) Section 4.12(d) of the Company Disclosure Schedule accurately identifies and describes (i) each item of Open Source Software that is contained within or distributed with any Company Owned Software, and (ii) the Company Owned Software to which each such item of Open Source Software relates (including whether such Open Source Software has been modified by or for the Company or any of its Subsidiaries with respect to such applicable Company Owned Software). Except as would not constitute a Company Material Adverse Effect, no Company Owned Software contains, is derived from or is distributed with any Open Source Software that is licensed under any terms that impose or could impose (A) a requirement or condition that such Company Owned Software or any part thereof (x) be disclosed or distributed in source code form, (y) be licensed for the purpose of making modifications or derivative works, or (z) be redistributable at no charge, or (B) any other material limitation, restriction or condition on the right or ability of the Company and its Subsidiaries to use or distribute any Company Owned Software. Except as would not constitute a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in violation of the terms and conditions of any license pertaining to any Open Source Software.

Except as would not constitute a Company Material Adverse Effect, no Person other than the Company and its Subsidiaries possesses any current or contingent right to obtain access to any source code included in the Company Owned Software, and no source code included in the Company Owned Software has been released from escrow or otherwise been made available to any third party.

Section 4.13 Taxes.

(a) Except as set forth in Section 4.13(a) of the Company Disclosure Schedule, all U.S. federal and material state income and franchise, PRC income and franchise and other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are correct and complete in all material respects.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf), or has withheld and remitted, to the appropriate Taxing Authority all material Taxes due and payable (whether or not shown as due on any Tax Return).

(c) The charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the books of the Company and the Subsidiaries are adequate to cover Tax liabilities accruing through the end of the last period for which the Company and the Subsidiaries ordinarily record items on their respective books.

(d) Each of the Company and its Subsidiaries has timely paid or withheld all material Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over such Taxes to the appropriate Taxing Authority). The Company and its Subsidiaries have taken all steps required under applicable PRC Law to cause their respective employees who have participated in a Company Stock Plan to make all necessary filings and pay all applicable PRC Taxes in relation to their participation in a Company Stock Plan under applicable PRC Law.

(e) Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations or outstanding extension of the period for the assessment or collection of any material Tax. To the Knowledge of the Company, no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any material Tax Return or Taxes of the Company or any of its Subsidiaries is currently in progress or is threatened. No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Authority against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn.

(f) During the five-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(g) Section 4.13(g) of the Company Disclosure Schedule contains a list of all jurisdictions (including Hong Kong) in which the Company or any of its Subsidiaries filed Tax Returns in connection with income taxes as of December 31, 2012. Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable tax treaty) or otherwise has an office or fixed place of business in a jurisdiction other than the jurisdiction in which it is organized or has received a claim for Taxes in a jurisdiction in which it does not file Tax Returns.

(h) The income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2011 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired.

(i) Neither the Company nor any of its Subsidiaries owns an interest in real property in any jurisdiction in which Tax is imposed, or the value of the interest is reassessed on the transfer of an interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property. Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the 5-year period ending on the date hereof.

(j) None of the Company or any of its Subsidiaries is a party to any Tax Sharing Agreement or otherwise has any actual or contingent liability with respect to Taxes of any person other than the Company or its Subsidiaries.

(k) Each of the Company’s Subsidiaries formed in the PRC has, in accordance with applicable Law, duly registered with the relevant PRC Governmental Authority, obtained and maintained the validity of all state and local tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authority. No submissions made to any Taxing Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates. No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or threatened.

(l) Neither the Company nor any of its Subsidiaries has taken any action outside the ordinary course of business that could reasonably be expected to result in the Company or a Subsidiary being required to include a material item of income in, or exclude a material deduction from, a Tax Return for a period beginning after the date hereof, including as a result of entering into any closing agreement, an installment sale or open transaction, receiving a prepayment or filing an election under Section 108(i) of the Code.

(m) Neither the Company nor any of its Subsidiaries has received a private letter ruling from the IRS or any comparable ruling from any other Taxing Authority.

(n) All material transactions between the Company and its Subsidiaries have been on an arms-length basis, and all such transactions have been appropriately documented for transfer pricing purposes.

Section 4.14 Environmental Matters. Except as would not constitute a Company Material Adverse Effect, (a) none of the Company nor any of its Subsidiaries has violated or is in violation of any Environmental Law; (b) none of the Company or any of its Subsidiaries is actually, potentially or allegedly liable under any Environmental Law (including pending or threatened liens, or with respect to exposure to Hazardous Substances); and (c) neither the execution of this Agreement nor the consummation of the Transactions will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or third parties, pursuant to any applicable Environmental Law.

To the Knowledge of the Company, there is no Phase I or Phase II environmental site assessment or other environmental investigation report, remedial report or environmental study or audit conducted in the past three years of which the Company is in possession, custody or control as of the date hereof that relates to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned or leased by the Company or any of its Subsidiaries a copy of which has not been made available to Parent at least three Business Days prior to the date hereof.

Section 4.15 Material Contracts.

(a) Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports that are available prior to the date hereof or set forth in Section 4.15(a) of the Company Disclosure Schedule, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by any Contract that:

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) with respect to the Company and its Subsidiaries;

(ii) would, individually or in the aggregate, prevent, materially delay or materially impair the Company’s ability to consummate the Transactions;

(iii) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, or mortgage, other than intercompany agreements;

(iv) is a Contract to which the Company or any of its Subsidiaries is a party that creates or grants a material Encumbrance on properties or other assets of the Company or any of its Subsidiaries, other than any Permitted Encumbrances;

(v) is a Contract pursuant to which the Company or any of its Subsidiaries was granted any land use rights;

(vi) is a Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (except for the Company or any of its Subsidiaries), other than (A) accounts receivable and extensions of credit to customers in the ordinary course of business consistent with past practice in connection with the sale, license or lease by the Company or any of its Subsidiaries of the Company’s products, and (B) investments in marketable securities (consisting solely of time deposits held at major banks, commercial paper, U.S. government agency discount notes, money market mutual funds and other money market securities with maturities of 90 days or less at the date of purchase) in the ordinary course of business;

(vii) is a joint venture contract, strategic cooperation or partnership arrangement (including cooperation or long-term agency contracts entered into at the corporate headquarters level with insurance companies), or any other agreement involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any third party;

(viii) is between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 404(a) of Regulation S-K under the Securities Act;

(ix) is a Contract that contains any provisions restricting the Company or any of its Affiliates or their successors in any material respect from (A) competing or engaging in any activity or line of business or with any Person or in any area or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the Transactions or (B) hiring or soliciting for hire the employees or contractors of any third party (other than non-hire and non-solicitation provisions contained in confidentiality agreements);

(x) is a Contract that (A) grants any exclusive rights to any third party (other than any exclusive license, sublicense or other right to, or covenant not to be sued under, any Intellectual Property Right), including any exclusive license or supply or distribution agreement or other exclusive rights or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the Transactions, (B) contains any provision that requires the purchase of all or any stated percentage of the Company’s or any of its Subsidiaries’ requirements from any third party or (C) grants “most favored nation” rights (other than “most favored nation” provisions contained in confidentiality agreements), except in the case of each of clauses (A), (B) and (C) above for such rights and provisions that are not material to the Company and its Subsidiaries, taken as a whole;

(xi) is a Contract pursuant to which the Company or any of its Subsidiaries (A) receives or is granted any license, sublicense or other right to, or covenant not to be sued under, any material Intellectual Property Right (other than any non-exclusive license to off-the-shelf Software generally available on non-discriminatory pricing terms) or (B) grants any license, sublicense or other right to, or covenant not to be sued under, any material Intellectual Property Right (other than a non-exclusive license granted in the ordinary course of the grantor’s business); and

(xii) is an outstanding Contract that is not included in (i) through (xi) above and in respect of which the consideration payable by or to the Company and/or its Subsidiaries exceeds US$1,000,000.

Each such Contract described in clauses (i) through (xii) above is referred to herein as a “Material Contract”; provided that Material Contracts shall not include any (i) Benefit Plans and (ii) any management, employment, severance, change in control, transaction bonus, consulting, repatriation or expatriation agreement or other Contract between the Company or one of its Subsidiaries and any Service Provider with respect to which the Company or one of its Subsidiaries has or may have any material liability or obligation, which Contracts are dealt with exclusively in Section 4.10.

(b) Except as would not constitute a Company Material Adverse Effect, (i) each Key Contract is a legal, valid and binding obligation of the Company and/or any Subsidiary that is a party thereto and, to the Company’s Knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception; (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party thereto is in breach or violation of, or default under, any Key Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s Knowledge, the action or inaction of any third party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Key Contract; and (iii) except as set forth in Section 4.15(b) of the Company Disclosure Schedule, to the Company’s Knowledge, the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Key Contract. For the purposes of this Agreement, a “Key Contract” means a Contract that is either (x) a Material Contract or, (y) if not a Material Contract, an outstanding Contract pursuant to which the Company or any of its Subsidiaries (A) provides material products or services to any Major Customer, (B) provides products or services to any third party (other than any Major Customer), in respect of which the aggregate consideration payable to the Company or its Subsidiaries exceeds RMB 10,000,000, or (C) purchases products, services or supplies from any third party, in respect of which the aggregate consideration payable by the Company or its Subsidiaries exceeds RMB 8,000,000.

(c) Section 4.15(c) of the Company Disclosure Schedule lists certain business Contracts of the Company and its Subsidiaries entered into during the fiscal year ended December 31, 2012, pursuant to which the Company or any of its Subsidiaries provided to, or purchased from, any third party products or services (the “Selected Business Contracts”). The aggregate value of the Selected Business Contracts is equal to at least 60% of the aggregate value of the business Contracts of the Company and its Subsidiaries, taken as a whole, entered into during the fiscal year ended December 31, 2012. Each Selected Business Contract was, at the time such Contract was entered into, a legal, valid and binding obligation of the Company and/or any Subsidiary that was a party thereto and, to the Company’s Knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception.

(d) Complete, correct and unredacted copies of each Material Contract, as amended and supplemented, have been filed with the SEC prior to the date of this Agreement or have been provided by the Company to Parent prior to the date of this Agreement.

Section 4.16 Insurance.

(a) Section 4.16(a) of the Company Disclosure Schedule lists, as of the date hereof, all material insurance policies of the Company and its Subsidiaries covering its or their assets, business, equipment, properties, operations, employees, directors or directors (collectively, the “Insurance Policies”). There is no material claim by the Company or any of its Subsidiaries pending under any of the Insurance Policies as to which the Company has been notified that coverage has been questioned, denied or disputed by the underwriters of such policies.

(b) Except as would not constitute a Company Material Adverse Effect, (i) all Insurance Policies or renewals thereof are in full force and effect, (ii) the Company has no reason to believe that it or any of its Subsidiaries will not be able to (A) renew its Insurance Policies as and when such policies expire or (B) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost, (iii) all premiums due and payable under all of the Insurance Policies have been paid when due and (iv) the Company and its Subsidiaries are otherwise in material compliance with the terms of all of the Insurance Policies.

(c) Section 4.16(c) of the Company Disclosure Schedule lists each material insurance claim made by the Company or any of its Subsidiaries between December 31, 2011 and the date of this Agreement.

Section 4.17 Opinion of Financial Advisor. The Special Committee has received the oral opinion of the Company Financial Advisor (to be confirmed in writing) to the effect that, as of the date of this Agreement and subject to the assumptions and limitations set forth in the Company Financial Advisor’s written opinion, the Merger Consideration is fair, from a financial point of view, to the Company’s stockholders (other than Parent, Merger Sub, the Sponsors, the Buyer Group Parties, and their respective Affiliates). A signed copy of such opinion will be made available to Parent for information purposes only, promptly following receipt thereof by the Special Committee. It is agreed and understood that such opinion may not be relied on by Parent, Merger Sub, the Sponsors, any of the Buyer Group Parties or any of their respective Affiliates, Representatives or Financing Sources.

Section 4.18 Brokers. Except for the Company Financial Advisor, a copy of whose engagement agreement has been provided to Parent, no broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. On or prior to the date hereof, the Company has provided to Parent (i) the aggregate amount of all unpaid Expenses of the Company as of the date hereof and (ii) the Company’s good faith estimate of the aggregate amount of all unpaid Expenses of the Company as of immediately prior to the Effective Time (based on the assumptions set forth therein).

Section 4.19 Customers.

(a) Section 4.19(a) of the Company Disclosure Schedule lists the five largest customers of the Company and its Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries by quarter for each quarter over the fiscal year ended December 31, 2012) (each, a “Major Customer”).

(b) Except as would not constitute a Material Adverse Effect, neither the Company nor any of its Subsidiaries has received, as of the date of this Agreement, any notice in writing from any Major Customer that it intends to terminate, or not renew, its relationship with the Company or its Subsidiaries as a result of the Merger.

Section 4.20 Compliance with Anti-Corruption and Trade Sanction Laws. None of the Company, any of its Subsidiaries or any of their respective directors, executives or, to the Company’s Knowledge, agents has, in any material respect, (i) used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) violated or is violating any provision of the U.S. Foreign Corrupt Practices Act of 1977, (iv) except as set forth in Section 4.20 of the Company Disclosure Schedule, violated or is violating any provision of the PRC Law on Anti-Unfair Competition promulgated on September 2, 1993, or the Interim Rules on Prevention of Commercial Bribery promulgated on November 15, 1996, or any PRC Law in relation thereto, prohibiting commercial bribery activities, (v) established or maintained any fund of corporate monies or other properties not recorded on the Company’s books and records, (vi) to the Knowledge of the Company, made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature, or (vii) violated or operated in noncompliance with any applicable money laundering law, anti-terrorism law or regulation, anti-boycott regulations, export restrictions or embargo regulations. None of the Company, any of its Subsidiaries or any of their respective directors, executives or, to the Company’s Knowledge, agents is currently the target of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

Section 4.21 Privacy. Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries have complied with all applicable Law regarding collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, transferring and storing personally identifiable data, including federal, state or foreign laws or regulations regarding (i) data privacy and information security, (ii) data breach notification (as applicable), and/or (iii) trespass, computer crime and other laws governing unauthorized access to or use of electronic data (“Privacy and Security Laws”). The Company and each of its Subsidiaries have in place, and take steps reasonably designed to assure material compliance with its, privacy security policies and procedures. As of the date of this Agreement, except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has been notified in writing of any complaint to or audit, proceeding, investigation (formal or informal) or claim currently pending against, the Company or any of its Subsidiaries by (A) any private party or (B) any Governmental Authority, with respect to any Privacy and Security Laws.

Section 4.22 No Additional Representations. Except for the representations and warranties made by the Company in this Article IV, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions and hereby expressly disclaims any such other representations and warranties, and each of Parent and Merger Sub acknowledges the foregoing.

Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of their Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 5.01 Corporate Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions.

Section 5.02 Certificate of Incorporation and Bylaws. Parent has heretofore furnished to the Company a complete and correct copy of the certificate of incorporation and bylaws or other equivalent organizational documents of Parent and the certificate of incorporation and bylaws or other equivalent organizational documents of Merger Sub, each as amended to date. Such certificates of incorporation and bylaws or other equivalent organizational documents are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its certificate of incorporation or bylaws or other equivalent organizational documents.

Section 5.03 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of Parent consists of 5,000,000 ordinary shares of par value US$0.01 per share. As of the date of this Agreement, one ordinary share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable. As of the date of this Agreement, no preferred shares of Parent are issued and outstanding. Except as set forth in the Rollover Agreement, the Additional Rollover Agreements (if any) and the Equity Commitment Letters, there are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any shares of capital stock of, or other equity interests in, Parent or Merger Sub. All ordinary shares of Parent subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(b) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value US$0.001 per share, 100 shares of which are duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereof and are owned by Parent. Each outstanding share of capital stock of Merger Sub is owned by Parent free and clear of all Encumbrances, except where failure to own such shares free and clear would not, individually or in the aggregate, materially adversely affect Parent’s ability to consummate the Transactions.

Section 5.04 Authority Relative to This Agreement.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and, subject to the adoption of this Agreement by Parent in accordance with Section 7.08(f) hereof, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the adoption of this Agreement by Parent in accordance with Section 7.08(f) hereof and the filing of the Certificate of Merger as required by the DGCL). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Parent Board and the board of directors of Merger Sub have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the Transactions by Parent and Merger Sub, as the case may be, and taken all such actions as may be required to be taken by the Parent Board and the board of directors of Merger Sub to effect the Transactions. The board of directors of Merger Sub has declared this Agreement advisable, resolved to recommend the adoption of this Agreement to, and directed that this Agreement be submitted for consideration by, Parent.

Section 5.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub, and the consummation of the Merger, will not, (i) conflict with or violate the certificate of incorporation or bylaws or other equivalent organizational documents of Parent or Merger Sub, (ii) assuming all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained or taken and all filings and obligations described in Section 5.05(b) have been made or satisfied, and subject to the adoption of this Agreement by Parent in accordance with Section 7.08(f) hereof, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in any loss of any benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract, Parent Permit or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of Parent or Merger Sub is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions.

(b) The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub, and the consummation of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, and the rules and regulations thereunder (including, but not limited to, the filing of the Proxy Statement, and the filing of one or more amendments to the Proxy Statement to respond to comments of the SEC, if any, on such documents), (ii) for compliance with the rules and regulations of NASDAQ, (iii) for the filing of the Certificate of Merger as required by the DGCL, (iv) for the filings under the PRC Anti-Monopoly Law and receipt of clearance thereunder approving the Merger, and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions.

Section 5.06 Operations of Merger Sub. Merger Sub is a direct, wholly owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

Section 5.07 Absence of Litigation. As of the date hereof, there is no Action pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, or any property or asset of Parent or any of its Subsidiaries, before any Governmental Authority that, individually or in the aggregate, prevents or has prevented or materially adversely affects or has materially adversely affected the ability of Parent or Merger Sub to consummate the Transactions. As of the date hereof, neither Parent nor any of its Subsidiaries nor any material property or asset of Parent or any of its Subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority that would, individually or in the aggregate, prevent or materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions.

Section 5.08 Available Funds and Financing.

(a) Assuming (i) the Financing is funded in accordance with the Financing Documents, (ii) the contribution of Shares to Parent by the Rollover Stockholders pursuant to and in accordance with the Rollover Agreement and the Additional Rollover Agreements (if any), and (iii) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 8.01 and Section 8.02 or the waiver of such conditions, Parent and Merger Sub will have available to them, as of or immediately after the Effective Time, all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger, the Financing and the other Transactions and to pay all related Expenses.

(b) Parent has on or before the date hereof delivered to the Company true, correct and complete copies of (i) an executed equity commitment letter from each Sponsor (each, an “Equity Commitment Letter”) pursuant to which each Sponsor has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, equity securities of Parent up to the aggregate amount set forth therein (the “Equity Financing”), the proceeds of which shall be used to finance the consummation of the Merger and the other Transactions, (ii) an executed debt commitment letter (the “Debt Commitment Letter”, and together with the Equity Commitment Letters, the “Financing Documents”), between Parent and Merger Sub, Nomura International (Hong Kong) Limited, Bank of Taiwan, Cathay United Bank, Co., LTD., ICBC International Capital Limited and Maybank Investment Bank Berhad (collectively, the “Lender”), and the other parties thereto, pursuant to which the Lender has committed to provide, by itself or through is Affiliates, debt financing to Merger Sub in the aggregate amount set forth therein (the “Debt Financing”, and together with the Equity Financing, the “Financing”), subject to the terms and conditions therein, the proceeds of which shall be used to finance the consummation of the Merger and the other Transactions, and (iii) the Rollover Agreement. As of the date hereof, each of the Financing Documents, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent, Merger Sub and the other parties thereto (other than the Lender) and, to the Knowledge of Parent, the Lender, in each case, subject to the Bankruptcy and Equity Exception. As of the date hereof, each of the Financing Documents has not been amended or modified, no such amendment or modification is contemplated, the obligations and commitments contained in the Financing Documents have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or restriction is contemplated. Parent or Merger Sub has fully paid any and all fees in connection with any Financing Document that are payable on or prior to the date hereof and will pay when due all other fees arising under the Financing Documents as and when they become due and payable thereunder. As of the date hereof, the Rollover Agreement, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of the parties thereto (other than the Rollover Stockholders) and, to the Knowledge of Parent, the Rollover Stockholders, in each case, subject to the Bankruptcy and Equity Exception. As of the date hereof, the Rollover Agreement has not been amended or modified, no such amendment or modification is contemplated, no obligations or commitments contained in the Rollover Agreement have been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or restriction is contemplated.

(c) As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any other parties thereto, under the Financing Documents; provided, however, that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in Article IV. As of the date hereof, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time; provided, however, that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in Article IV, or compliance by the Company with its obligations hereunder.

Each of the Financing Documents contains all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein. The parties hereto agree that it shall not be a condition to the Closing for Parent or Merger Sub to obtain the Financing or the Alternative Debt Financing.

(d) There are no side letters or other oral or written Contracts containing any conditions to the funding of the full amount of the Financing other than (i) as expressly set forth in the Financing Documents, and (ii) any customary engagement letter(s) and non-disclosure agreement(s).

Section 5.09 Limited Guarantees. Concurrently with the execution of this Agreement, Parent has delivered to the Company a Limited Guarantee duly executed by each Guarantor, with respect to certain matters on the terms specified therein. Each Limited Guarantee is in full force and effect and constitutes a legal, valid, binding and enforceable obligation of the relevant Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Limited Guarantee.

Section 5.10 Brokers. No broker, finder or investment banker (other than the Person(s) listed on Section 5.10 of the Parent Disclosure Schedule) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.11 Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors. As of the date hereof, neither Parent nor Merger Sub owns any assets (except for cash in a de minimis amount) and neither Parent nor Merger Sub has any liabilities other than liabilities incidental to their formation or relating to the transactions contemplated by (a) this Agreement, (b) the Rollover Agreement, (c) the Voting Agreement, (d) the Equity Commitment Letters, (e) the Limited Guarantees, and (f) the Debt Commitment Letter, or the Alternative Debt Financing Documents, as applicable. Assuming the satisfaction of the conditions of Parent and Merger Sub to consummate the Merger as set forth in Section 8.01 and Section 8.02, immediately after giving effect to all of the Transactions, including the Financing (and any Alternative Debt Financing, if applicable), the payment of the Merger Consideration and the aggregate amount of consideration payable in respect of Company Options and Company Restricted Stock Units in accordance with Section 3.04, the payment of all other amounts required to be paid in connection with the consummation of the Transactions, and the payment of all related Expenses, the Surviving Corporation shall (A) be able to pay its debts as they become due, and (B) not have, as of such date, unreasonably small capital to carry on its business.

Section 5.12 Ownership of Company Shares. As of the date hereof, other than as a result of this Agreement, the Rollover Agreement and the Voting Agreement, neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire any Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company, except as set forth on Section 5.12 of the Parent Disclosure Schedule.

Other than as a result of this Agreement, the Rollover Agreement, the Additional Rollover Agreements (if any), the Voting Agreement or any agreement, arrangement or understanding between Parent and/or Merger Sub, on the one hand, and any of the Rollover Stockholders, on the other, that occurred subsequent to, and in conformity with, the unanimous written consent of the Special Committee, dated as of August 2, 2012, none of Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company, as such terms are defined in Section 203 of the DGCL.

Section 5.13 Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the Subsidiaries of the Company, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and the Company Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 5.14 Buyer Group Contracts. Parent has on or before the date hereof delivered to the Company a true, correct and complete copy of each of the Buyer Group Contracts as in effect as of the date hereof. As of the date hereof, other than the Buyer Group Contracts provided to the Company, there are no side letters or other oral or written agreements or understandings (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or stockholders (excluding any of the Persons identified on Section 5.14 of the Parent Disclosure Schedule), on the other hand, that relate to the Transactions, (ii) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or (iii) pursuant to which any stockholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 5.15 Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

Section 5.16 No Other Representations or Warranties. Except for the representations and warranties made by Parent and Merger Sub in this Article V, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of their Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions and hereby expressly disclaims any such other representations and warranties, and the Company hereby acknowledges the foregoing.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01 Conduct of Business by the Company Pending the Merger.

(a) The Company covenants and agrees that, between the date of this Agreement and the Effective Time, except (i) as contemplated or permitted by this Agreement, (ii) as required by applicable Law or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall use its reasonable best efforts to carry on the businesses of the Company and its Subsidiaries in the ordinary course and in a manner consistent with past practice in all material respects and the Company and each of its Subsidiaries shall use their reasonable best efforts, consistent with past practice, to preserve substantially intact their business organization, keep available the services of their directors, officers and Tier I Employees and maintain their current relationships and goodwill with customers, lenders, suppliers, and distributors with which the Company or any of its Subsidiaries has material business relations.

(b) By way of amplification and not limitation, except as (i) set forth in Section 6.01(b) of the Company Disclosure Schedule, (ii) as required by applicable Law, (iii) as contemplated or permitted by any other provision of this Agreement, or (iv) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, neither the Company nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections, such action shall be expressly permitted under Section 6.01(a)):

(i) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents (whether by merger, consolidation or otherwise);

(ii) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant, or encumbrance of, or redeem, purchase or otherwise acquire, any capital stock of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for such capital stock, or any options, warrants or other rights of any kind to acquire any capital stock or such convertible or exchangeable securities, other than in connection with (A) the exercise of Company Stock Awards that are outstanding on the date of this Agreement, in each case in accordance with their terms on the date of this Agreement, (B) the acquisition by the Company of its securities in connection with the forfeiture of Company Options that are outstanding on the date of this Agreement, in each case in accordance with their terms on the date of this Agreement, (C) the acquisition by the Company of its securities in connection with the net exercise of Company Stock Awards that are outstanding on the date of this Agreement, in each case in accordance with their terms on the date of this Agreement, (D) the issuance of Company securities as required to comply with any Company Stock Plan or Benefit Plan in effect on the date of this Agreement, (E) the transfer or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries, or (F) pursuant to Contracts as in effect on the date of this Agreement (copies of which have been made available to Parent prior to the date hereof);

(iii) (A) sell, lease, pledge, transfer or otherwise dispose of, (B) grant an Encumbrance on or permit an Encumbrance to exist on, or (C) authorize the sale, lease, pledge, transfer or other disposition of, or granting or placing of an Encumbrance on, any material assets of the Company or any of its Subsidiaries having a value in excess of US$3,000,000 in the aggregate, except (x) in the ordinary course of business and in a manner consistent with past practice or (y) any sale, lease, pledge, transfer or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any of the Company’s direct or indirect wholly owned Subsidiaries to the Company or any of its other wholly owned Subsidiaries, in the ordinary course of business consistent with past practice;

(v) reclassify, combine, split or subdivide any of its capital stock;

(vi) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, each with respect to the Company or any of its Subsidiaries;

(vii) acquire (including by merger, consolidation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any assets, other than (A) in the ordinary course of business, or (B) if not in the ordinary course of business, with a value or purchase price (including the value of assumed liabilities) not in excess of US$4,000,000 for any individual transaction or a related series of transactions or acquisitions or US$5,000,000 in the aggregate;

(viii) repurchase, prepay or incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances or capital contributions to, or investments in, any Person, other than (A) from the Company to any wholly owned Subsidiary or from any wholly owned Subsidiary to the Company or another wholly owned Subsidiary, (B) if from the Company to any Person (other than a wholly owned Subsidiary of the Company) or from any Person (other than a wholly owned Subsidiary of the Company) to the Company or a Subsidiary of the Company, not in excess of US$15,000,000 in the aggregate, or (C) that is a renewal or extension of any facility agreement effective as of the date hereof;

(ix) other than expenditures (A) associated with the construction project disclosed in Section 4.11(a) of the Company Disclosure Schedule in accordance with the budget and business plan provided to Parent prior to the date hereof and which do not exceed 10% of the amount budgeted therefor, or (B) necessary to maintain existing assets in good repair, authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$500,000 or capital expenditures which are, in the aggregate, in excess of US$8,000,000;

(x) except as required under applicable Law or the terms of any Benefit Plan as in effect on the date hereof (copies of which have been made available to Parent prior to the date hereof) or this Agreement (A) increase the compensation payable or to become payable or the benefits provided to any Service Provider (except for increases in base salaries or wages in the ordinary course of business consistent with past practice for Service Providers who are not Tier I Employees); (B) grant (or increase the amount of) any severance, equity or equity-based awards, retention or termination pay to, or enter into any employment, bonus, change in control or severance agreement with, any Service Provider; (C) establish, adopt, enter into or amend any collective bargaining agreement or Benefit Plan; (D) hire any Service Provider to whom a written offer of employment has not previously been made and accepted prior to the date hereof who, upon such hire, would be a Tier I Employee or, after the date hereof, extend any new offers of employment with the Company or any of its Subsidiaries to any individual who would be a Tier I Employee; or (E) take any action to amend or waive any performance or vesting criteria or accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any Benefit Plan, including as a consequence of consummation of the Transactions or termination of employment;

(xi) make any changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable GAAP or applicable Law;

(xii) make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to material Taxes or materially change any method of Tax accounting or take any action outside the ordinary course of business that could reasonably be expected to result in the Company or a Subsidiary being required to include a material item of income in, or exclude a material deduction from, a Tax Return for a period beginning after the Closing Date;

(xiii) except (A) in the ordinary course of business consistent with past practice or (B) in connection with any transaction or a series of transactions which are otherwise permitted under this Section 6.01, enter into, amend or modify, in any material respect, or terminate, or waive any material rights under, any Material Contract (or Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof);

(xiv) enter into any Contract that contains any provisions restricting the Company or any of its Affiliates from competing or engaging in any material respect in any activity or line of business or with any Person or in any area or pursuant to which any material benefit or right is required to be given or lost as a result of so competing or engaging, except in the ordinary course of business consistent with past practice, or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the Transactions;

(xv) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(xvi) (A) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities or obligations (1) as required by their terms as in effect on the date of this Agreement; (2) reserved against on the 2012 Balance Sheet (for amounts not in excess of such reserves); or (3) as they become due in the ordinary course of business and consistent with past practice, or (B) settle any Action before a Governmental Authority by or against the Company or any of its Subsidiaries or relating to any of their business, properties or assets, other than settlements (1) entered into in connection with any labor disputes; (2) of any Action by the Company or any of its Subsidiaries requiring of the Company and its Subsidiaries only the payment of monetary damages not exceeding RMB10,000,000; or (3) of any Action against the Company or any of its Subsidiaries requiring of the Company and its Subsidiaries only the payment of monetary damages not exceeding RMB6,000,000;

(xvii) sell, assign, license, sublicense, abandon, allow to lapse, transfer or otherwise dispose of, or create or incur any Encumbrance (other than Permitted Encumbrances) on, any material Company Owned Intellectual Property Rights, other than in the ordinary course of business or for the purpose of disposing of obsolete or worthless assets; or

(xviii) agree, resolve or commit to do any of the foregoing.

(c) In addition, between the date of this Agreement and the Effective Time, the Company and its Subsidiaries shall (i) prepare and timely file all Tax Returns required to be filed, (ii) timely pay all Taxes shown to be due and payable on such Tax Returns, and (iii) promptly notify Parent of any notice of any suit, claim, action, investigation, audit or proceeding in respect of any Tax matters (or any significant developments with respect to ongoing suits, claims, actions, investigations, audits or proceedings in respect of such Tax matters).

Section 6.02 Conduct of Business by Parent and Merger Sub Pending the Merger. Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not take any action or fail to take any action, the taking or failure to take, as applicable, would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions.

Section 6.03 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01 Proxy Statement and Schedule 13E-3.

(a) As soon as reasonably practicable following the date of this Agreement, the Company shall (i) prepare and file with the SEC the Schedule 13E-3 and a preliminary proxy statement (the “Preliminary Proxy Statement”) relating to this Agreement and the Transactions; provided, that the Company shall provide Parent and its counsel a reasonable opportunity to review the proposed Preliminary Proxy Statement in advance of filing and consider in good faith any comments reasonably proposed by Parent and its counsel; (ii) respond as promptly as reasonably practicable to any comments of the SEC with respect to the Schedule 13E-3 and the Preliminary Proxy Statement; (iii) use commercially reasonable efforts to have the SEC confirm that it has no further comments thereto; and (iv) cause a definitive proxy statement, letter to stockholders, notice of meeting and form of proxy accompanying the proxy statement that will be provided to the holders of Shares in connection with the solicitation of proxies for use at the Company Stockholders’ Meeting (collectively, as amended or supplemented, the “Proxy Statement”), to be mailed to the holders of Shares at the earliest practicable date, and in any event within five (5) Business Days, after the date that the SEC confirms it has no further comments; provided, however, that no material amendments or supplements to the Schedule 13E-3, the Preliminary Proxy Statement or the Proxy Statement will be made by the Company without prior consultation with Parent and its counsel in accordance with this Section 7.01.

The Company and Parent shall cooperate to: (A) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings; and (B) prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law. The Company will cause the information relating to the Company for inclusion in the Schedule 13E-3, the Preliminary Proxy Statement and the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Stockholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation, warranty, covenant or agreement is made by the Company with respect to information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement. For the avoidance of doubt, nothing in this Section 7.01(a) shall limit or preclude the ability of the Company Board (or any committee thereof, including the Special Committee) to effect a Change in the Company Recommendation in accordance with Section 7.03(d).

(b) Parent shall provide to the Company all information concerning Parent and Merger Sub and their respective Affiliates as may be reasonably requested by the Company in connection with the Schedule 13E-3, the Preliminary Proxy Statement and the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Schedule 13E-3, the Preliminary Proxy Statement and the Proxy Statement and resolution of comments of the SEC or its staff related thereto. Parent will cause the information relating to Parent, Merger Sub, or any of their respective Affiliates supplied by it for inclusion in the Schedule 13E-3, the Preliminary Proxy Statement and the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Stockholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement.

(c) Each of the Company and Parent shall promptly correct any information provided by it for use in the Schedule 13E-3, the Preliminary Proxy Statement and the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 13E-3, the Preliminary Proxy Statement and the Proxy Statement and to cause the Schedule 13E-3 and the Proxy Statement, as so amended or supplemented, to be filed with the SEC and mailed to its stockholders, in each case as and to the extent required by applicable Law. The Company shall (i) as promptly as practicable after receipt thereof, provide Parent or its counsel with copies of any written comments, and advise Parent or its counsel of any oral comments, with respect to the Preliminary Proxy Statement, the Proxy Statement (or any amendment or supplement thereto) or the Schedule 13E-3 received from the SEC or its staff, (ii) provide Parent and its counsel a reasonable opportunity to review the Company’s proposed response to such comments and (iii) consider in good faith any comments reasonably proposed by Parent and its counsel.

(d) Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 7.03, in connection with any disclosure regarding a Change in the Company Recommendation, the Company shall not be required to provide Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure.

Section 7.02 Company Stockholders’ Meeting.

(a) (i) Subject to Section 9.01, as promptly as reasonably practicable following clearance of the Proxy Statement and the Schedule 13E-3 by the SEC, the Company shall take, in accordance with applicable Law, its certificate of incorporation and bylaws and the rules of NASDAQ, all action necessary to call, give notice of, set a record date for, and convene the Company Stockholders’ Meeting for the purpose of obtaining the Company Stockholder Approval.

(b) Unless there has been a Change in the Company Recommendation pursuant to Section 7.03(d), the Company Board shall (i) make the Company Recommendation and include such recommendation in the Proxy Statement and (ii) use commercially reasonable efforts to take all actions reasonably necessary in accordance with applicable Law and the certificate of incorporation and bylaws of the Company, to solicit the Company Stockholder Approval. Unless this Agreement has been terminated in accordance with its terms, this Agreement shall be submitted to the Company’s stockholders at the Company Stockholders’ Meeting whether or not a Change in the Company Recommendation in response to an Intervening Event shall have occurred.

Section 7.03 No Solicitation of Transactions; Company Board Recommendation; Alternative Acquisition Agreement.

(a) Until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, the Company and its Subsidiaries shall not, nor shall they authorize or direct any of their respective Representatives to, directly or indirectly:

(i) solicit, initiate or take any other action knowingly to facilitate or encourage any Acquisition Proposal; or

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning, the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist an Acquisition Proposal; or

(iii) approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) relating to any Acquisition Proposal;

provided that, any proposal or suggestion, formal or informal, made by a director of the Company at any meeting of the Company Board or any of its committees, which was not solicited by the Company Board or any of its committees, to take any action described in sub-clause (e) in the definition of “Acquisition Proposal” and any discussion of such proposal solely for the purpose of informing such director of the Company’s obligations pursuant to this Section 7.03(a) shall not (in themselves) be a breach of this Section 7.03(a); provided further, that no further action which is not permitted pursuant to sub-clauses (i) through (iii) above is taken with respect to such proposal.

(b) Notwithstanding anything to the contrary in this Agreement, at any time prior to the receipt of the Company Stockholder Approval, the Company, its Subsidiaries and the Company’s and its Subsidiaries’ Representatives may:

(i) grant a waiver, amendment or release under any standstill agreement for the purpose of allowing any Person or group of Persons to make an Acquisition Proposal;

(ii) following the receipt of an Acquisition Proposal which did not result from any breach of this Section 7.03, contact the Person or group of Persons who has made such Acquisition Proposal to clarify and understand the terms and conditions thereof;

(iii) following the receipt of an Acquisition Proposal which did not result from any breach of this Section 7.03, provide information (including any non-public information or data concerning the Company or any of its Subsidiaries) in response to the request of the Person or group of Persons who has made such Acquisition Proposal, if and only if, prior to providing such information, the Company has received from the Person or group of Persons so requesting such information an executed Acceptable Confidentiality Agreement (a copy of which shall be provided for informational purposes only to Parent); provided that the Company shall promptly make available to Parent any non-public information concerning the Company and its Subsidiaries that is provided to any Person or group of Persons making such Acquisition Proposal that is given such access and that was not previously made available to Parent or its Representatives; and/or

(iv) following the receipt of an Acquisition Proposal which did not result from any breach of this Section 7.03, engage or participate in any discussions or negotiations with the Person or group of Persons who has made such Acquisition Proposal;

provided that prior to taking any action described in Section 7.03(b)(iii) or Section 7.03(b)(iv) above, the Company Board (or any committee thereof composed solely of independent directors, including the Special Committee) shall have determined in good faith, based on the information then available and after consultation with its independent financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal.

(c) Except as set forth in Section 7.03(d), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Recommendation (a “Change in the Company Recommendation”); provided, however, that a “stop, look and listen” communication by the Company Board (or any committee thereof) pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication, with respect to an Acquisition Proposal, which did not result from any breach of this Section 7.03, shall not be deemed to be a Change in the Company Recommendation or (ii) cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.

(d) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval, subject to the Company’s compliance with this Section 7.03, the Company Board (or any committee thereof composed solely of independent directors, including the Special Committee) may (i) effect a Change in the Company Recommendation in response to an Intervening Event or a Superior Proposal and/or (ii) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement, if and only if:

(i) (A) with respect to a Change in the Company Recommendation, the Company Board (or any committee thereof composed solely of independent directors, including the Special Committee) determines in good faith, after consultation with its outside legal counsel, that failure to do so would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law or (B) with respect to a termination of this Agreement to enter into an Alternative Acquisition Agreement with respect to a bona fide, written Acquisition Proposal, the Company Board (or any committee thereof composed solely of independent directors, including the Special Committee) determines in good faith, based on information then available and after consultation with its independent financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal;

(ii) prior to effecting a Change in the Company Recommendation or terminating this Agreement to enter into an Alternative Acquisition Agreement in accordance with this Section 7.03(d), (A) the Company shall have provided prior written notice (the “Change or Termination Notice”) to Parent that the Company Board (or any committee thereof composed solely of independent directors, including the Special Committee) has resolved to effect a Change in the Company Recommendation or to terminate this Agreement pursuant to Section 9.01(d)(ii), describing in reasonable detail the reasons for such Change in the Company Recommendation or termination (which notice shall specify, if related to an Acquisition Proposal, the identity of the party making the Acquisition Proposal and the material terms thereof and copies of all relevant documents (other than redacted terms of financing documents) relating to such Acquisition Proposal), and (B) the Company shall cause its financial and legal advisors to, during the period beginning at 5:00 p.m. Hong Kong Time on the day of delivery by the Company to Parent of such Change or Termination Notice (or, if delivered after 5:00 p.m. Hong Kong Time or any day other than a Business Day, beginning at 5:00 p.m. Hong Kong Time on the next Business Day) and ending five (5) Business Days later at 5:00 p.m. Hong Kong Time (the “Notice Period”) negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement and/or the Financing Documents so that such Acquisition Proposal ceases to constitute a Superior Proposal or so that the failure to effect a Change in the Company Recommendation would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, that, with respect to a Change in the Company Recommendation made in connection with an Acquisition Proposal or a termination of this Agreement to enter into an Alternative Acquisition Agreement, in the event of any material revisions to the Acquisition Proposal, the Company shall deliver a new written notice to Parent and comply with the requirements of this Section 7.03(d)(ii) with respect to such new written notice; provided, further, that with respect to the new written notice to Parent, the Notice Period shall be deemed to be a three (3) Business-Day period rather than the five (5) Business-Day period first described above;

(iii) following the end of such negotiation period(s), the Company Board (or any committee thereof composed solely of independent directors, including the Special Committee) shall have determined in good faith (after consultation with its independent financial advisor and outside legal counsel), after considering the terms of any proposed amendment or modification to this Agreement and/or the Financing Documents, that (A) with respect to a Change in the Company Recommendation, the failure to effect a Change in the Company Recommendation would still reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law or (B) with respect to a termination of this Agreement to enter into an Alternative Acquisition Agreement with respect to an Acquisition Proposal, such Acquisition Proposal continues to constitute a Superior Proposal; and

(iv) in the case of the Company terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, the Company shall have paid, or caused the payment of, the Company Termination Fee in accordance with Section 9.03(a).

(e) Nothing contained in this Section 7.03 shall be deemed to prohibit the Company or the Company Board (or any committee thereof) from complying with its disclosure obligations under U.S. federal or state or non-U.S. Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer); provided that if such disclosure includes a Change in the Company Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change in the Company Recommendation for all purposes under this Agreement, including Section 9.01(c)(ii) (it being understood that a statement that the Company Board or any committee thereof has received and is currently evaluating such Acquisition Proposal and/or describing the operation of this Agreement with respect thereto, or any “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case, which is consistent with this Section 7.03, shall not be deemed to be a Change in the Company Recommendation).

(f) The Company agrees that it will promptly (and, in any event, within 48 hours) notify Parent if it or any of its Representatives becomes aware that any Acquisition Proposals are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, the Company Board (or any committee thereof composed solely of independent directors, including the Special Committee) or any Representative of the foregoing, indicating, in connection with such notice, the identity of the Person or group of Persons making such Acquisition Proposal and the material terms and conditions of any Acquisition Proposals and thereafter shall keep Parent reasonably informed of the status and terms of any such Acquisition Proposals (including any amendments thereto that are material in any respect) and the status of any such discussions or negotiations. None of the Company, the Company Board or any committee of the Company Board shall enter into any binding agreement or Contract with any person to limit the Company’s ability to give prior notice to Parent of its intention to effect a Change in the Company Recommendation or to terminate this Agreement in light of a Superior Proposal.

(g) The Company shall, and shall cause its Subsidiaries and its and their Representatives to cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Person or group of Persons and its or their Representatives conducted prior to the date hereof with respect to any Acquisition Proposal.

Section 7.04 Access to Information; Confidentiality.

(a) Except as otherwise prohibited by applicable Law or the terms of any contract or agreement to which the Company or any of its Subsidiaries is subject (provided that the Company shall use its commercially reasonable efforts to promptly obtain any consent required under such contract or agreement in order that it may comply with the terms of this Section 7.04(a)), from the date of this Agreement until the earlier of the date on which this Agreement is terminated in accordance with its terms or the Effective Time, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and Parent’s Representatives reasonable access, during normal business hours and upon prior reasonable notice, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof; and (ii) furnish Parent and its Representatives with such information concerning its business, properties, contracts, assets, liabilities, personnel and other information as Parent or its Representatives may reasonably request in writing; provided, however, that the Company shall not be required to provide access to or disclose any information if such access or disclosure would jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of the Company or any of its Subsidiaries, violate any Contract, Law or Order, or give a third party the right to terminate or accelerate the rights under a Contract (provided that the Company shall use its commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or violation).

(b) Without limitation of Section 7.04(a), the Company shall, as promptly as practicable but in no event later than 20 Business Days after the date hereof, provide complete, correct and unredacted copies of any Selected Business Contracts, as amended and supplemented, that have not been provided by the Company to Parent prior to the date hereof.

(c) All information obtained by Parent pursuant to this Section 7.04 shall be kept confidential in accordance with the Confidentiality Agreement. Parent shall be responsible for any unauthorized disclosure of any such information provided or made available pursuant to this Section 7.04 by its Representatives.

(d) No investigation pursuant to this Section 7.04 shall affect any representation, warranty, covenant or agreement in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 7.05 Employee Benefits Matters. For the period beginning at the Effective Time and continuing through the second anniversary of the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to provide each employee of the Company as of immediately prior to the Effective Time with (i) a base salary at a level at least equal to such employee’s base salary as of immediately prior to the Effective Time, (ii) an opportunity for cash incentive compensation in a manner and with such criteria that is consistent with past practice and (iii) other employee benefits and arrangements that are at least substantially comparable in the aggregate to the employee benefits and arrangements in effect as of immediately prior to the Effective Time (excluding any equity-based plan or arrangement). From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms, all contractual commitments under the Benefit Plans as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company or any Subsidiary of the Company. Employees of the Company or any Subsidiary of the Company shall receive credit for purposes of eligibility to participate and vesting (but not for benefit accruals) under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation or any of its Subsidiaries for service accrued or deemed accrued prior to the Effective Time with the Company or any Subsidiary of the Company; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. In addition, Parent shall use its reasonable best efforts to waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions to the extent such conditions are covered immediately prior to the Effective Time under the applicable Benefit Plans and to the same extent such limitations are waived under any comparable plan of Parent or its Subsidiaries and use reasonable best efforts to recognize, for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by employees of the Company and its Subsidiaries in the calendar year in which the Effective Time occurs. Nothing contained herein, expressed or implied is intended to confer upon any Service Provider any benefits under any employee benefit plans or right to employment or continued employment with Parent or the Surviving Corporation or any of its Subsidiaries for any period by reason of this Agreement.

The provisions of this Agreement, including this Section 7.05 are solely for the benefit of the parties to this Agreement and no current or former Service Provider or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement, and nothing contained herein shall be construed as an amendment to any employee benefit plan for any purpose.

Section 7.06 Directors’ and Officers’ Indemnification and Insurance.

(a) The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill the obligations of the Company and its Subsidiaries under (i) any indemnification, advancement of expenses and exculpation provision set forth in any certificate of incorporation or bylaws or comparable organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement and (ii) all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the Indemnified Parties as those contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as in effect on the date hereof, and during such six year period, such provisions shall not be amended, repealed, or otherwise modified in any manner except as required by applicable Law.

(b) From the Effective Time until the sixth anniversary of the Effective Time, to the fullest extent the Company would have been permitted to do so under applicable Law (for the avoidance of doubt, subject to the limitations on the Company’s ability to indemnify its directors and officers under Section 145 of the DGCL), Parent shall indemnify and hold harmless each Indemnified Party from and against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with (i) the fact that an Indemnified Party is or was a director or officer of the Company or any of its Subsidiaries, (ii) any acts or omissions occurring or alleged to occur prior to or at the Effective Time in such Indemnified Party’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates, or (iii) the Merger, this Agreement or any of the Transactions; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to Parent a written notice asserting a claim for indemnification under this Section 7.06(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved.

In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent the Company would have been permitted to do so under applicable Law (for the avoidance of doubt, subject to the limitations on the Company’s ability to advance expenses to its directors and officers under Section 145 of the DGCL), Parent shall advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Party therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Party in connection with any such claim, proceeding, investigation or inquiry; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to Parent a written notice asserting a claim for advancement under this Section 7.06(b), then the right to advancement asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved.

(c) Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six year “tail” prepaid policy on the D&O Insurance. In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder for so long as such “tail” policy shall be maintained in full force and effect. In the event that the Company does not elect to purchase such a “tail” policy prior to the Effective Time, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance; provided, however, that the total amount payable for such “tail” insurance policy shall not exceed two hundred and fifty percent (250%) of the premium amount per annum the Company paid in its last full fiscal year as set forth in Section 7.06(c) of the Company Disclosure Schedule (such two hundred and fifty percent (250%) amount, the “Maximum Tail Premium”); provided that, if the cost for such “tail” insurance policy exceeds the Maximum Tail Premium, then the Company or the Surviving Corporation shall be obligated to obtain a substantially similar policy with the greatest coverage available for a cost not exceeding the Maximum Tail Premium.

(d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of their respective properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.06.

(e) The provisions of this Section 7.06 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 7.06.

(f) The agreements and covenants contained in this Section 7.06 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees.

Section 7.07 Notification of Certain Matters.

(a) From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event which would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied, or (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement which would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.07 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(b) From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any written notice or other written communication from any Governmental Authority in connection with the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, or (ii) any Actions commenced or, to its Knowledge, threatened against the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such Person pursuant to any of such Person’s representations and warranties contained herein, or that relate to such Person’s ability to consummate the Transactions.

Section 7.08 Reasonable Best Efforts; Further Action.

(a) Each party hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions, including using its reasonable best efforts (i) to obtain, or cause to be obtained, all permits, consents, approvals, authorizations, qualifications and Orders of all Governmental Authorities and officials and parties to Contracts with the Company and its Subsidiaries that may be or become necessary for the performance of the obligations of such party hereto pursuant to this Agreement and the consummation of the Transactions and (ii) to consummate the transactions contemplated by the Rollover Agreement and the Additional Rollover Agreements (if any), including execution of the Shareholders’ Agreement referred to in the Rollover Agreement, and will cooperate fully with the other parties in promptly seeking to obtain all such permits, consents, approvals, authorizations, qualifications and Orders; provided that, for the avoidance of doubt, no action permitted to be taken pursuant to Section 6.01 or Section 7.03 hereof shall be prohibited by this sentence.

(b) Upon the terms and subject to the conditions of this Agreement, each party hereto agrees to make an appropriate filing, if necessary, pursuant to the PRC Anti-Monopoly Law with respect to the Merger promptly following the date of this Agreement, to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the PRC Anti-Monopoly Law and to use its reasonable best efforts to obtain approval, consent or clearance from appropriate Governmental Authorities under the PRC Anti-Monopoly Law.

(c) Each party hereto shall promptly notify the others of any material communication it receives from any Governmental Authority relating to any filing or submissions under the PRC Anti-Monopoly Law or other applicable antitrust, competition or fair trade Laws. Each party agrees to provide promptly to the other parties all information and assistance reasonably necessary in connection with preparing and submitting such filings and obtaining the relevant approvals, consents or expiration of waiting periods in relation to such filings.

(d) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand shall, subject to applicable Law, (i) permit counsel for the other party to review in advance and consider in good faith the views of the other party in connection with any proposed written communications with Governmental Authorities concerning the Transactions under the PRC Anti-Monopoly Law or other applicable antitrust, competition or fair trade Laws, and (ii) provide counsel for the other party with copies of all filings made by such party to any antitrust, competition, or fair trade Governmental Authority and all correspondence between such party (and its advisors) and any antitrust, competition, or fair trade Governmental Authority, and any other information supplied by such party and such party’s Affiliates to or received from any antitrust, competition, or fair trade Governmental Authority in connection with the proposed Transactions; provided, however, that such materials may be redacted (A) to remove references concerning the valuation of the Company, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege and confidentiality concerns.

(e) Each of the parties hereto agrees to cooperate and use its reasonable best efforts to contest and resist any Action, including any administrative or judicial Action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transactions. Notwithstanding the foregoing or anything else in this Agreement to the contrary, none of the parties hereto nor any of their Affiliates (including, after the Effective Time, the Surviving Corporation) shall be required to propose or agree to accept any undertaking or condition, to enter into any consent decree, to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of its material businesses, services or assets, or pay any material amounts (other than the payment of filing fees and expenses and fees of counsel).

(f) Immediately after the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as sole stockholder of Merger Sub in accordance with applicable Law and the certificate of incorporation and bylaws of Merger Sub and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.

Section 7.09 Obligations of Merger Sub.

(a) Parent shall take all actions necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

(b) At the Company Stockholders’ Meeting and any other extraordinary meeting of the stockholders of the Company called to seek the Company Stockholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Merger or any other Transaction contemplated herein is sought, Parent shall, and shall cause its direct or indirect stockholders and their respective Affiliates to, vote their beneficially owned Shares in favor of granting the Company Stockholder Approval.

Section 7.10 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, unless otherwise required by applicable Law or the requirements of NASDAQ, each of Parent and the Company shall consult with the other before issuing any press release, having any communication with the press (whether or not with attribution), making any other public announcement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement, the Merger or any of the other Transactions (other than any press release or public statement with respect to a Change in the Company Recommendation, Acquisition Proposal, Superior Proposal or any action taken by the Company, the Company Board or any committee thereof permitted under Section 7.03); provided, however, that the restrictions set forth in this Section 7.10 shall not apply to any press release or announcement with respect to a Change in the Company Recommendation.

Section 7.11 Stock Exchange Delisting. Parent shall use commercially reasonable efforts to cause the Shares to be (a) delisted by the Surviving Corporation from NASDAQ as promptly as practicable after the Effective Time, and (b) deregistered under the Exchange Act by the Surviving Corporation as promptly as practicable after such delisting.

Section 7.12 Section 16 Matters. Prior to the Effective Time, the Company shall use reasonable best efforts, including in accordance with the interpretive guidance set forth by the SEC, to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Transactions by each officer or director who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.13 Takeover Statute. If the restrictions of any takeover statute are or may become applicable to the Merger or any of the other Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no such restriction is or becomes applicable to the Merger or any of the other Transactions and (b) if any such restriction is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such statute on the Merger and the other Transactions.

Section 7.14 Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to the Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and any of its Subsidiaries designated by Parent.

Section 7.15 Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Action commenced or, to the Company’s Knowledge on the one hand and Parent’s Knowledge on the other hand, threatened against such party which relate to this Agreement and the Transactions. The Company shall give Parent reasonable opportunity to participate in the defense or settlement of any stockholder Action against the Company and/or its directors relating to the Transactions.

Section 7.16 Financing.

(a) Each of Parent and Merger Sub shall use their reasonable best efforts to arrange the Financing in a timely manner, including to (i) maintain in effect the Financing Documents, (ii) negotiate and enter into a definitive agreement prior to the Closing with respect to the Debt Financing on the terms and conditions contained in the Debt Commitment Letter (including the flex provisions, if any) or on other terms no less favorable to Parent and Merger Sub (the “Facility Agreement”), (iii) satisfy, or cause its Representatives to satisfy, on a timely basis all conditions in the Financing Documents and the Facility Agreement that are within its control, (iv) subject to the terms and conditions of the applicable Financing Documents and the Facility Agreement, cause the Lenders and any other Persons providing the Debt Financing to fund the Debt Financing at or prior to the Closing, (v) subject to the terms and conditions of the applicable Financing Documents, cause the Sponsors to fund the Equity Financing at or prior to the Closing, and (vi) subject to the terms and conditions of the Financing Documents and the Facility Agreement, draw upon and consummate the Financing at or prior to the Closing.

(b) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter or the Facility Agreement, (A) Parent shall promptly so notify the Company, and (B) each of Parent and Merger Sub shall use its reasonable best efforts to arrange to obtain alternative debt financing from the same or alternate sources, as promptly as practicable following the occurrence of such event (and in any event no later than ten (10) Business Days prior to the End Date), on terms and conditions (including the flex provisions, if any) not materially less favorable, in the aggregate, to Parent and Merger Sub than those contained in the Debt Commitment Letter or the Facility Agreement and any related fee letter, in an amount sufficient (assuming (1) the Equity Financing is funded in accordance with the Equity Commitment Letters, (2) the contributions contemplated by the Rollover Agreement and the Additional Rollover Agreements (if any) are made in accordance with the terms of such agreements, and (3) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 8.01 and Section 8.02 or the waiver of such conditions by Parent) to consummate the Merger and the other Transactions (the “Alternative Debt Financing”), and to enter into new definitive agreements with respect to such Alternative Debt Financing (the “Alternative Debt Financing Documents”) and Parent shall deliver to the Company as promptly as practicable (and no later than two (2) Business Days) after such execution, a true and complete copy of each such Alternative Debt Financing Document. In the event that any Alternative Debt Financing Documents are entered into, (A) any reference in this Agreement to the “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letter or the Facility Agreement as modified pursuant to clause (B) below, (B) any reference in this Agreement to the “Debt Commitment Letter” or the “Facility Agreement” shall be deemed to include the Debt Commitment Letter or the Facility Agreement to the extent not superseded by the Alternative Debt Financing Documents at the time in question and the Alternative Debt Financing Documents to the extent then in effect and (C) any reference in this Agreement to “fee letter” shall be deemed to include any fee letter relating to the Debt Commitment Letter or the Facility Agreement to the extent not superseded by the Alternative Debt Financing Documents at the time in question and the Alternative Debt Financing Documents to the extent then in effect. Notwithstanding anything contained in this Section 7.16 or in any other provision of this Agreement, in no event shall Parent or Merger Sub be required to amend or waive any of the terms or conditions herein or in the Financing Documents or the Facility Agreement.

(c) Neither Parent nor Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Documents, the Facility Agreement or the Alternative Debt Financing Documents, as applicable, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Financing or the Alternative Debt Financing, as applicable, or (ii) impose new or additional conditions that would reasonably be expected to (A) prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other Transactions or (B) adversely impact in any material respect the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Documents, the Facility Agreement or the Alternative Debt Financing Documents, as applicable. Without limiting the generality of the foregoing, neither Parent nor Merger Sub shall release or consent to the termination of the obligations of the Lender or any Sponsor under the Financing Documents or the Facility Agreement or the comparable parties under the Alternative Debt Financing Documents, as applicable, except as expressly contemplated hereby and thereby.

(d) Parent shall (i) prior to the Closing, give the Company prompt notice (A) upon becoming aware of any breach of any provision of, or termination by any party to, any Financing Document, the Facility Agreement or any Alternative Debt Financing Document, as applicable, or (B) upon the receipt of any written or oral notice or other communication from any Person with respect to any threatened breach or threatened termination by any party to any Financing Document, the Facility Agreement or any Alternative Debt Financing Document, as applicable, and (ii) prior to the Closing, otherwise keep the Company reasonably informed on a reasonably current basis of the status of Parent and Merger Sub’s efforts to arrange the Financing or any Alternative Debt Financing.

Section 7.17 Financing Assistance.

(a) Prior to the Closing, the Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause its Representatives to use their reasonable best efforts to, provide such reasonable cooperation as may be requested by Parent in connection with the arrangement of the Financing (provided that such requested cooperation is consistent with applicable Law, does not unreasonably interfere with the operations of the Company and its Subsidiaries and is customary in connection with the arrangement of the Financing), including (i) participation in a reasonable number of meetings, presentations, due diligence sessions, and sessions with rating agencies, (ii) furnishing Merger Sub and the Financing Sources with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested as promptly as practicable, subject to appropriate confidentiality undertakings, (iii) obtaining any consents, legal opinions, surveys and title insurance as reasonably requested in writing by Parent, (iv) arranging for customary payoff letters, Encumbrance terminations and instruments of discharge to be delivered at the Closing providing for the payoff, discharge and termination on the Closing Date of all Indebtedness and Encumbrances to the extent that such Indebtedness will be required to be paid off, discharged and terminated on the Closing Date, (v) to the extent customary and in accordance with applicable Law, facilitating the pledging of collateral and executing and delivering any pledge and security documents, commitment letters or other definitive financing documents (provided that any collateral or security granted thereunder and any obligations of the Company or any of its Subsidiaries under any such definitive documents shall be contingent upon the occurrence of the Effective Time), and (vi) taking all reasonable corporate actions reasonably requested by such Financing Sources to permit the consummation of the Financing effective as of the Effective Time, including the execution and delivery of such customary instruments and documents as may be reasonably requested by such Financing Sources including a customary solvency certificate signed by the Chief Financial Officer of the Company. Neither the Company nor any of its Subsidiaries shall be required, under the provisions of this Section 7.17(a) or otherwise in connection with any Financing, (x) to pay any commitment or other similar fee prior to the Effective Time, (y) to incur any expense unless such expense is reimbursed by Parent promptly after incurrence thereof in accordance with Section 7.17(c), or (z) to commit to take any action that is not contingent upon the Closing (including the entry into any agreement) or that would be effective prior to the Effective Time or that would otherwise subject it to actual or potential liability in connection with any Financing. Nothing contained in this Section 7.17(a) or otherwise shall require the Company to be an issuer or other obligor with respect to any Financing prior to the Effective Time.

(b) All non-public or otherwise confidential information regarding the Company obtained by Parent or Merger Sub or any of their respective Representatives pursuant to this Section 7.17 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that the Company agrees that Parent and Merger Sub may share non-public or confidential information with the Financing Sources and that Parent and Merger Sub and such Financing Sources may share such information with potential financing sources in connection with the marketing of the Debt Financing if the recipients of such information agree to customary confidentiality arrangements.

(c) Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its Subsidiaries in connection with any cooperation provided pursuant to Section 7.17(a) and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties actually suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than information provided in writing by the Company or its Subsidiaries specifically for use in connection therewith).

Section 7.18 Bank Consent. The Company shall use commercially reasonable efforts to, prior to the Closing, obtain the consent of Shenzhen Development Bank Beijing Branch with respect to the change of control clause under the Facility Agreement, dated February 20, 2012, between Shenzhen Development Bank Beijing Branch and AsiaInfo-Linkage Technologies (China), Inc.

Section 7.19 No Amendment to Buyer Group Contracts. (a) Without the Company’s prior written consent, Parent and Merger Sub shall not, and shall use reasonable best efforts to cause the Buyer Group Parties and their Affiliates not to, enter into or modify any Contract (A) which would, individually or in the aggregate, prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other Transactions or (B) which would prevent or materially impair the ability of any management member, director or stockholder (excluding any of the Persons set forth in Section 7.19 of the Parent Disclosure Schedule) of the Company, or any of their respective Affiliates, with respect to any Acquisition Proposal the Company may receive that did not result from any breach of Section 7.03, taking any of the actions described in Section 7.03(b)(ii), Section 7.03(b)(iii) or Section 7.03(b)(iv) to the extent such actions are permitted to be taken by the Company thereunder. Within two (2) Business Days after the execution thereof, Parent and Merger Sub shall provide the Company with a copy of (x) any Additional Rollover Agreement, (y) any agreement pursuant to which a Rollover Stockholder who is a party thereto agrees to vote such Rollover Stockholder’s Shares in favor of the adoption of this Agreement, and (z) any amendment to a Buyer Group Contract.

(b) The parties hereby acknowledge and agree that nothing herein amends, modifies or constitutes any waiver of the Company of any of its rights under the Confidentiality Agreement, which agreement shall remain in full force and effect.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.01 Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions (collectively, a “Restraint”).

(c) Antitrust Approval. The parties shall have made all necessary filings under the PRC Anti-Monopoly Law and shall have received, if necessary, clearance under the PRC Anti-Monopoly Law approving the Merger.

Section 8.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 4.03 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such time, subject to de minimis exceptions that do not, individually or in the aggregate, increase the aggregate amount of the Merger Consideration by more than US$250,000, (ii) the representations and warranties of the Company contained in Sections 4.01(a), 4.04, 4.08(a)(ii), 4.17, 4.18 and 4.20 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such time, and (iii) the other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such time, except (A) in the case of clauses (i)-(iii) above, to the extent such representation or warranty is expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such specific date only and (B) in the case of clause (iii) above only, where the failure of such representations and warranties of the Company to be so true and correct does not constitute a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c) Officer’s Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by an executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a) and Section 8.02(b).

(d) No Company Material Adverse Effect. Since the date hereof, there shall not have occurred any Company Material Adverse Effect.

Section 8.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, in each case, except (i) to the extent such representation or warranty is expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such specific date only and (ii) where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct has not, individually or in the aggregate, prevented or materially adversely affected the ability of Parent or Merger Sub to consummate the Transactions.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Effective Time.

(c) Officer’s Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval (except as set forth in Section 9.01(d)(ii)), by action taken or authorized by (a) in the case of the Company, the Company Board (or any committee thereof composed solely of independent directors, including the Special Committee), and (b) in the case of Parent, the Parent Board, as follows:

(a) by the mutual written consent of Parent and the Company duly authorized by the Parent Board and the Company Board (or any committee thereof composed solely of independent directors, including the Special Committee), respectively; or

(b) by either Parent or the Company if:

(i) the Effective Time shall not have occurred on or before the End Date; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other intentional breach has been a material cause of, or resulted in, the failure of the Effective Time to occur on or before the End Date;

(ii) any Restraint having the effect set forth in Section 8.01(b) hereof shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other intentional breach has been a material cause of, or resulted in, the issuance of such final, non-appealable Restraint; or

(iii) the Company Stockholder Approval shall not have been obtained upon a vote held at the Company Stockholders’ Meeting or at any adjournment or postponement thereof; or

(c) by Parent:

(i) upon a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied and such breach cannot be cured by the Company by the End Date or, if capable of being cured, shall not have been cured (x) within ten (10) Business Days following receipt by the Company of written notice from Parent of such breach or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(i) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied; or

(ii) if (x) prior to obtaining the Company Stockholder Approval, there shall have been a Change in the Company Recommendation, (y) a tender or exchange offer for Company Common Stock that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Parent or any Rollover Stockholder and, within five (5) Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer, or (z) at any time after receipt or public announcement of an Acquisition Proposal, the Company Board shall have failed to reaffirm the Company Recommendation within five (5) Business Days after receipt of any written request to do so from Parent; or

(iii) there shall have been an intentional and material breach on the part of the Company of Section 7.02 or Section 7.03; or

(d) by the Company:

(i) upon a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent and Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied and such breach cannot be cured by Parent or Merger Sub by the End Date or, if capable of being cured, shall not have been cured (x) within ten (10) Business Days following receipt by Parent of written notice from the Company of such breach or (y) any shorter period of time that remains between the date the Company provides written notice of such breach and the End Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(i) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied;

(ii) prior to obtaining the Company Stockholder Approval, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.03(d); provided, that concurrently with such termination, the Company enters into such Alternative Acquisition Agreement and pays to Parent (or one or more of its designees) the Company Termination Fee in accordance with Section 9.03(a); or

(iii) if (A) all the conditions to the Closing contained in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing (but subject to their satisfaction or waiver by the party having the benefit thereof)) or waived by Parent and Merger Sub, (B) Parent fails to fund the Exchange Fund within three (3) Business Days following the date on which the Closing was required to have occurred pursuant to Section 2.02, and (C) the Company has irrevocably notified Parent in writing (x) that all of the conditions set forth in Section 8.03 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing (but subject to their satisfaction or waiver by the party having the benefit thereof)) or waived by the Company and (y) it stands ready, willing and able to consummate the Transactions during such period.

Section 9.02 Effect of Termination. In the event of the valid termination of this Agreement pursuant to Section 9.01, written notice thereof shall be given to the other party or parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto or their respective Subsidiaries or Representatives, except (a) with respect to this Section 9.02, Section 7.04(c), Section 7.17(c), Section 9.03 and Article X which shall remain in full force and effect and (b) subject to Section 9.03(f), nothing in this Section 9.02 shall relieve any party from liability for any knowing and intentional breach of, or fraud in connection with this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 9.03 Fees and Expenses.

(a) If this Agreement is validly terminated by

(i) Parent, pursuant to Section 9.01(c); or

(ii) the Company, pursuant to Section 9.01(b)(iii) (but only if at the time of such termination, Parent shall have had the right to terminate pursuant to Section 9.01(c)) or Section 9.01(d)(ii),

then in any such event, the Company shall pay to Parent or its designee (A) promptly (but in any event no later than three (3) Business Days after Parent terminates this Agreement pursuant to Section 9.01(c)(i), Section 9.01(c)(ii) or Section 9.01(c)(iii), or (B) on the date the Company terminates this Agreement pursuant to Section 9.01(b)(iii) or Section 9.01(d)(ii), an amount equal to US$18,000,000 (the “Company Termination Fee”), which amount shall be payable in cash in immediately available funds, by wire transfer to an account or accounts designated in writing by Parent.

(b) In the event that (i) this Agreement is validly terminated by Parent or the Company pursuant to Section 9.01(b)(i) or Section 9.01(b)(iii), (ii) at any time between the date hereof and the time of the termination of this Agreement a third party shall have publicly disclosed (or solely in the case of termination pursuant to Section 9.01(b)(i), otherwise communicated to the Company Board (or any committee thereof composed solely of independent directors, including the Special Committee)) a bona fide Acquisition Proposal, and (iii) within nine (9) months following the termination of this Agreement, the Company enters into a definitive agreement with respect to, recommends to its stockholders, or consummates, any Acquisition Proposal, then, in any such case, the Company shall pay to Parent or its designee the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, concurrently with the consummation of the Acquisition Proposal described in clause (iii) above (even if such consummation occurs after the end of such 9-month period).

(c) If this Agreement is terminated by the Company pursuant to Section 9.01(d)(i) or Section 9.01(d)(iii), then in any such event, Parent shall pay or cause to be paid to the Company or its designees promptly (but in any event no later than three (3) Business Days) after the Company validly terminates this Agreement pursuant to Section 9.01(d)(i) or Section 9.01(d)(iii), a termination fee (the “Parent Termination Fee”), which shall be payable in cash in immediately available funds, by wire transfer to an account or accounts designated in writing by the Company.

The Parent Termination Fee shall be in an amount equal to (i) US$36,000,000, in the event the Company terminates this Agreement pursuant to (A) Section 9.01(d)(i) for any Willful Breach by Parent or Merger Sub of the representations, warranties, covenants or agreements contained herein, (B) Section 9.01(d)(iii) for Parent’s failure to fund the Exchange Fund pursuant to Section 2.02 due to the proceeds of the Debt Financing (including any Alternative Debt Financing, if applicable) not being available, where such unavailability is a result of (1) any Willful Breach by Parent or Merger Sub of the representations, warranties, covenants or agreements contained herein or (2) any breach by the Buyer Group Parties or any of their respective Affiliates (other than the Company and its Subsidiaries) of the Buyer Group Contracts or any Financing Documents, or (C) Section 9.01(d)(iii) for Parent’s failure to fund the Exchange Fund pursuant to Section 2.02 when and if the proceeds of the Debt Financing (including any Alternative Debt Financing, if applicable) are available to be drawn down pursuant to the terms of the Facility Agreement (and/or such Alternative Debt Financing Documents, if applicable), or (ii) US$18,000,000, in the event the Company terminates this Agreement pursuant to Section 9.01(d)(i) or Section 9.01(d)(iii) in any other circumstance.

(d) Upon any termination of this Agreement by Parent pursuant to Section 9.01(c), any termination by the Company pursuant to Section 9.01(d)(ii), or any termination by the Company if, at the time of such termination, Parent shall have had the right to terminate pursuant to Section 9.01(c), the Company shall reimburse Parent and its Affiliates (by wire transfer of immediately available funds), no later than three (3) Business Days after submission of reasonable documentation thereof, for 100% of their documented out-of-pocket Expenses (including reasonable fees and expenses of their counsel) up to US$5,000,000 actually incurred by any of them in connection with this Agreement and the Transactions, including the arrangement of, obtaining the commitment to provide or obtaining any financing for such Transactions (the “Company Expense Reimbursement”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. Upon any termination of this Agreement by the Company pursuant to Section 9.01(d)(i) or Section 9.01(d)(iii), or any termination by Parent if, at the time of such termination, the Company shall have had the right to terminate pursuant to Section 9.01(d)(i) or Section 9.01(d)(iii), Parent shall reimburse the Company and its Affiliates (by wire transfer of immediately available funds), no later than three (3) Business Days after submission of reasonable documentation thereof, for 100% of their documented out-of-pocket Expenses (including reasonable fees and expenses of their counsel) up to US$5,000,000 actually incurred by any of them in connection with this Agreement and the Transactions (the “Parent Expense Reimbursement”), by wire transfer of immediately available funds to an account or accounts designated in writing by the Company. Except as set forth in this Section 9.03, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.

(e) The Company and Parent acknowledge that the agreements contained in this Section 9.03 are an integral part of the Transactions and without the agreements contained in this Section 9.03, the parties would not have entered into this Agreement.

Accordingly, in the event that the Company or Parent shall fail to pay the Company Termination Fee, Company Expense Reimbursement, Parent Termination Fee or Parent Expense Reimbursement, as applicable, when due, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party for such payment, such paying party shall pay the other party its reasonably documented costs and expenses (including reasonable legal fees and expenses) in connection with such Action, together with interest on the amount of (i) the Company Termination Fee, Company Expense Reimbursement, Parent Termination Fee or Parent Expense Reimbursement, as applicable, and (ii) such documented costs and expenses at the annual rate of five percent (5%) plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

(f) In no event shall (i) the Company be required to pay the Company Termination Fee or the Company Expense Reimbursement on more than one occasion or (ii) Parent be required to pay the Parent Termination Fee or the Parent Expense Reimbursement on more than one occasion. Notwithstanding anything to the contrary in this Agreement, but subject to Section 9.03(d) and Section 9.03(e), (x) if the Company pays the Company Termination Fee pursuant to Section 9.03(a) or Section 9.03(b) and the Company Expense Reimbursement pursuant to Section 9.03(d), then any such payment shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries, and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or successors and none of the Company, any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or successors shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, including the failure of the Merger or the Financing to be consummated or for a breach or failure to perform hereunder or under any Financing Document (whether intentionally, unintentionally, knowingly, willfully or otherwise) or otherwise, (y) if Parent pays the Parent Termination Fee pursuant to Section 9.03(c), the Parent Expense Reimbursement pursuant to Section 9.03(d) and any costs payable by it pursuant to Section 7.17(c), then any such payment shall be the sole and exclusive remedy of the Company and its Subsidiaries and stockholders against Parent and Merger Sub and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or successors or the Financing Sources and none of Parent or Merger Sub or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or successors or the Financing Sources shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, including the failure of the Merger or the Financing to be consummated or for a breach or failure to perform hereunder or under any Financing Document (whether intentionally, unintentionally, knowingly, willfully or otherwise) or otherwise and (z) (A) if Parent or Merger Sub receives any payments from the Company in respect of any breach of this Agreement, and thereafter Parent is entitled to receive the Company Termination Fee under Section 9.03(a) or Section 9.03(b), the amount of such Company Termination Fee shall be reduced by the aggregate amount of any payments made by the Company to Parent or Merger Sub in respect of any such breaches of this Agreement and (B) if the Company receives any payments from Parent or Merger Sub in respect of any breach of this Agreement, and thereafter the Company is entitled to receive the Parent Termination Fee under Section 9.03(c), the amount of such Parent Termination Fee shall be reduced by the aggregate amount of any payments made by Parent or Merger Sub to the Company in respect of any such breaches of this Agreement.

(g) Notwithstanding anything to the contrary contained herein, no Seller Related Party (other than Parent and Merger Sub) shall have any rights or claims against any Financing Source providing Debt Financing in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, and no Financing Source providing Debt Financing shall have any rights or claims against any Seller Related Party (other than Parent and Merger Sub) in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law, or equity, in contract, in tort or otherwise; provided that, following consummation of the Merger, the foregoing will not limit the rights of the parties to the Debt Financing under any definitive agreement with respect thereto. “Seller Related Party” means the Company and each of its Affiliates and their respective stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

Section 9.04 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors (or any committees thereof), at any time prior to the Effective Time; provided, however, that, (a) after the Company Stockholder Approval has been obtained, no amendment may be made that under applicable Law requires further approval by the stockholders of the Company without such approval having been obtained; and (b) the prior written consent of the Financing Sources for the Debt Financing shall be required for any amendment, waiver or other modification that is adverse to the Financing Sources of Section 9.03(f), Section 9.03(g), Section 9.04, Section 9.05, Section 10.04(b), Section 10.05, Section 10.07 or Section 10.09. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.05 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any breach of or inaccuracy in the representations and warranties of any other party contained in this Agreement or in any document delivered pursuant hereto and (c) subject to the proviso in the first sentence of Section 9.04 and to the extent permitted by applicable Law, waive compliance with any agreement of any other party or any condition to its own obligations contained in this Agreement. Notwithstanding the foregoing, no failure or delay by the Company or Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE X

GENERAL PROVISIONS

Section 10.01 Non-Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements in this Agreement and in any instrument delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except for those covenants and agreements contained in this Agreement (including Article II, Article III, Section 7.04(b), Section 7.04(c), Section 7.06, Section 9.03 and this Article X) that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable).

Section 10.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by national overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to Parent or Merger Sub:

Skipper Limited

Skipper Acquisition Corporation

28/F, CITIC Tower

1 Tim Mei Avenue

Central, Hong Kong

Attention: Vicki Hui, Venus Lam, Zhen Ji

Facsimile No.: +852 2111 9699, +86 21 3218 0303

E-mail: vickihui@citiccapital.com, vlam@citiccapital.com,

    zhenji@citiccapital.com

with a copy to:

Davis Polk & Wardwell

Hong Kong Club Building

3A Chater Road

Hong Kong

Attention: Mark J. Lehmkuhler, Esq.

Facsimile: +852 2533 3388

E-mail: mark.lehmkuhler@davispolk.com

if to the Company:

AsiaInfo-Linkage. Inc.

4th Floor, Zhongdian Information Tower,

6 Zhongguancun South Street, Haidian District,

Beijing 10086, China

Attention: Legal Director

Telephone: +86 10 8216 6688

Facsimile: +86 10 8216 6655

with a copy to:

Shearman & Sterling

12th Floor, Gloucester Tower,

The Landmark, 15 Queen’s Road Central,

Hong Kong

Attention: Paul Strecker, Esq.

Telephone: +852 2978 8038

Facsimile: +852 2140 0338

E-mail: paul.strecker@shearman.com

Section 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.04 Entire Agreement; Assignment.

(a) This Agreement, the exhibits and schedules hereto (including the Company Disclosure Schedule), the Rollover Agreement, the Voting Agreement, the Equity Commitment Letters, the Limited Guarantees and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof; provided, however, for the avoidance of doubt, that the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

(b) No party may assign, delegate or otherwise transfer, by operation of law or otherwise, any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of its Affiliates or (ii) any Financing Sources for the Debt Financing pursuant to the terms of such Debt Financing (including for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such Debt Financing); provided, that such transfer or assignment shall not relieve Parent or Merger Sub of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Sub. Any purported assignment not permitted under this Section 10.04(b) shall be null and void.

Section 10.05 Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, only the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than as set forth in or contemplated by the terms and provisions of Section 7.06 (which is intended to be for the benefit of the Persons covered thereby) and for the Financing Sources for the Debt Financing and their respective successors, Representatives and permitted assigns with respect to their respective rights and third party benefits under this Section 10.05, Section 9.03(f), Section 9.03(g), Section 9.04, Section 9.05, Section 10.04(b), Section 10.07 and Section 10.09.

Section 10.06 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed by the Company in accordance with the terms hereof and that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Company or to enforce specifically the performance of the terms and provisions hereof by the Company in any state or federal court sitting in the Borough of Manhattan of the City of New York, in addition to any other remedy to which they are entitled at law or in equity. The parties acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub or any remedy to enforce specifically the terms and provisions of this Agreement and that the Company’s sole and exclusive remedies with respect to any such breach shall be the remedies set forth in Section 9.02 and Section 9.03.

Section 10.07 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York (other than those provisions set forth in this Agreement that are required to be governed by the DGCL). All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of the City of New York. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of the City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

Section 10.08 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or pdf) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.09 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no Representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.09.

[The remainder of this page has been intentionally left blank;

the next page is the signature page.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SKIPPER LIMITED

By	/s/ Ji Zhen
Name:	Ji Zhen
Title:	Authorised Signatory

SKIPPER ACQUISITION CORPORATION

By	/s/ Ji Zhen
Name:	Ji Zhen
Title:	Authorised Signatory

ASIAINFO-LINKAGE, INC.

By	/s/ Davin Mackenzie
Name:	Davin Mackenzie
Title:	Director